As filed with the Securities and Exchange Commission on October 27, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Amedisys, Inc.

(Exact name of registrant as specified in its charter)

Delaware	11-3131700
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11100 Mead Road, Suite 300, Baton Rouge, Louisiana 70816 (225) 292-2031 or (800) 467-2662

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Donald Loverich, Jr.

Principal Financial Officer and Treasurer

Amedisys, Inc.

11100 Mead Road, Suite 300

Baton Rouge, Louisiana 70816

(225) 292-2031 phone

(225) 292-3870 fax

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Gary M. Brown, Esq. Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 211 Commerce Street, Suite 1000 Nashville, Tennessee 37201 (615) 726-5763 phone (615) 744-5763 fax	Mark A. B. Carlson, Esq. Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 165 Madison Avenue Memphis, Tennessee 38103 (901) 577-2274 phone (901) 577-8163 fax	Anna Pinedo, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104-0012 (212) 468-8179 phone (212) 468-7900 fax

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Number of Shares to be Registered (2)	Proposed Maximum Offering Price Per Share (3)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee
Common stock, $0.001 par value per share (1)	3,450,000	$43.23	$149,143,500	$15,958

(1)	Includes associated common stock purchase rights (“Rights”) to purchase an unspecified number of shares of common stock with an aggregate market price of twice the exercise price of $15.00, subject to adjustment. Rights initially are attached to, and trade with, the common stock and will not be exercisable until specified events occur. Pursuant to Rule 416 under the Securities Act of 1933, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions
(2)	Includes 450,000 shares of common stock to be issued pursuant to the underwriters’ over-allotment option.
(3)	Estimated in accordance with Rule 457(c) of the Securities Act of 1933, solely to compute the registration fee, based on the average of the high and low sales prices of the Registrant’s common stock on the NASDAQ Global Select Market on October 26, 2006.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 27, 2006

PROSPECTUS

3,000,000 Shares

Common Stock

We are selling 3,000,000 shares of our common stock. Our common stock is traded on the NASDAQ Global Select Market with the symbol “AMED.”

On October 26, 2006, the last reported sales price for our common stock on the NASDAQ Global Select Market was $43.05 per share.

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 7 of this Prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds before expenses	$	$

This is a firm commitment underwriting. We have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of our common stock at the public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                          , 2006.

RAYMOND JAMES	WACHOVIA SECURITIES	UBS INVESTMENT BANK

CIBC WORLD MARKETS	JPMORGAN

The date of this prospectus is                          , 2006.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that may be important to you in making a decision to purchase our common stock. For a more complete understanding of Amedisys and our offering of common stock, we urge you to read this entire prospectus carefully, including the “Risk Factors” section, the consolidated financial statements and the notes to those statements incorporated herein by reference. Throughout this prospectus (unless the context otherwise requires), when we refer to “Amedisys,” “us,” “we” or “our,” we are describing Amedisys, Inc. together with its subsidiaries. When we refer to an “agency” or “location,” we are describing a licensed home health agency or hospice agency location, which may be either a licensed agency with a Medicare Provider Number or a branch of the agency with the same provider number.

Overview

We are one of the nation’s largest providers of home health services to Medicare beneficiaries. We deliver a wide range of health-related services in the home to individuals who may be recovering from surgery, have a chronic disability or terminal illness, or need assistance with the essential activities of daily living. The services we provide include skilled nursing and home health aide services; physical, occupational and speech therapy; and medically oriented social work to eligible individuals who require ongoing care that cannot be provided effectively by family and friends. In addition, we have developed and offer clinically focused programs for high-cost chronic conditions and disease categories, such as diabetes, coronary artery disease, congestive heart failure, complex wound care, chronic obstructive pulmonary disease, geriatric surgical recovery, behavioral health, stroke recovery and various rehabilitative programs with the focus on improving the functional ability of our geriatric population. As of September 30, 2006, we operated 249 Medicare-certified home health agencies in 17 states primarily in the Southern and Southeastern United States. We believe our services are attractive to payors and physicians because we combine clinical quality with cost-effectiveness and are accessible 24 hours a day, seven days a week. Our objective is to be the leading provider of high-quality, low-cost home health services in each market in which we operate.

In addition to home health agencies, we also operated 13 Medicare-certified hospice agencies as of September 30, 2006. Our hospice agencies provide palliative care and comfort to terminally ill patients of all age groups and their families. We provide hospice services to each patient using an interdisciplinary care team comprised of a physician, a patient care manager, registered nurses, certified home health aides, social workers, a chaplain, a homemaker and specially trained volunteers to assess the clinical, psychosocial and spiritual needs of the patients and their families and manage that care accordingly. We acquired our first hospice operation in April 2004 and currently operate hospice agencies in four states. Although we expect Medicare home health to remain our primary focus over the near and intermediate term, we believe home health and hospice are complementary services and plan to expand our hospice network through acquisitions and start-up activities.

We have generated significant increases in revenue and earnings by focusing on internal growth and completing acquisitions on a selective basis. For the nine-month period ended September 30, 2006, we reported net service revenue of $397.1 million, net income of $26.9 million and earnings per diluted share of $1.65, compared to net service revenue of $262.7 million, net income of $22.8 million and earnings per diluted share of $1.44 for the same period in 2005. For the year ended December 31, 2005, we reported net service revenue of $381.6 million, net income of $30.1 million and earnings per diluted share of $1.88, compared to net service revenue of $227.1 million, net income of $20.5 million and earnings per diluted share of $1.51 for 2004. Our internal growth rate of Medicare patient admissions for the nine-month period ended September 30, 2006 was approximately 13%.

Our Market and Opportunity

Home health expenditures in the United States were approximately $43.2 billion in 2004, according to National Health Expenditure data. The home health industry is comprised of facility-based and hospital-based agencies owned by publicly traded and privately held companies, visiting nurse associations and nurse registries. The industry remains highly fragmented and we believe it represents an attractive consolidation opportunity. Medicare is the largest single home health payor, accounting for $16.4 billion, or 38%, of total home health spending. These expenditures are expected to increase substantially over the coming years, growing to $27.3 billion by 2010 according to the Office of the Actuary of the Center for Medicare and Medicaid Services, or CMS, the U.S. federal agency that administers Medicare. There are approximately 8,100 Medicare-certified home health agencies currently in operation.

Medicare is also the largest payor in the hospice industry, with an estimated $9.8 billion of expenditures in 2006 according to CMS. We believe many of the same growth dynamics in the home health sector are driving growth in the hospice industry. According to the Medicare Payment Advisory Commission, or MedPAC, between 2000 and 2004 the number of Medicare beneficiaries utilizing hospice increased 49% and the share of Medicare decedents in hospice increased from 22% to 31%. The hospice industry is similar to home health in that it is a highly fragmented market and has a relatively small number of companies of significant size. We believe it represents an attractive growth opportunity.

Our Strategy

Our objective is to be the leading provider of high-quality, low-cost home health services in each market in which we operate. To achieve this objective, we intend to:

•	Focus on Medicare-Eligible Patients. The rapidly growing population of Medicare beneficiaries represents a compelling market for home health and hospice providers. Implementation of the Prospective Payment System, or PPS, in the home health industry has created a relatively stable reimbursement environment favoring companies such as ours that focus on providing high-quality, low-cost home health and hospice services.

•	Emphasize Internal Growth. We emphasize the internal growth of Medicare patient admissions, which increased approximately 13% for the nine-month period ended September 30, 2006. We drive internal growth by: (1) maintaining an emphasis on high-quality care; (2) expanding and enhancing referral relationships in our local and regional markets; (3) continuing to educate referral sources regarding our specialized programs that focus on high-cost chronic conditions and diseases; (4) developing strategic partnerships with large hospital systems to increase admission volume; (5) expanding our service coverage areas by developing new locations; and (6) attracting and retaining highly skilled and experienced employees through communication, education, empowerment and competitive benefits.

•	Grow Through Strategic Acquisitions. We believe our focus on Medicare beneficiaries and our size and national reputation provides us with a strategic advantage when assessing potential acquisitions. The majority of home health agencies and hospice programs are owned either by hospitals or independent operators. We employ a disciplined acquisition strategy based on defined acquisition criteria, including high-quality service, a strong referral base and compatible payor mix.

•

Leverage our Cost-Efficient Operating Structure. We believe the size and scale of our infrastructure and operating systems offer the opportunity to achieve operating leverage at both the agency and corporate level. At the agency level, we have developed a cost-efficient operating model that focuses on productivity, per episode utilization and clinical outcomes, among other measures. To manage our diverse network of locations, we use a proprietary information system that reduces administrative and operating costs through the integration of clinical, financial and operating functions. We manage all patient care and utilization on a real-time basis from both a clinical and financial perspective through a system of exception reporting. At the corporate level, our geographic focus and investment in infrastructure and information systems enable us to leverage regional and senior management resources and add new locations without proportionate increases in corporate expense.

•	Continue to Develop and Deploy Specialized Programs for Chronic Diseases and Conditions. We have developed specialized services that focus on high-cost diseases and chronic conditions and have successfully launched programs for diabetes, coronary artery disease, congestive heart failure, orthopedics, complex wound care, geriatric surgical recovery and behavioral health, among others. Our specialty programs represent an attractive growth opportunity because they combine clinical quality and 24-hour access, seven days a week, which is appealing to patients and physicians, with cost-effective delivery of high-quality nursing care to patients who have high-cost or chronic conditions.

Recent Developments

On October 24, 2006, our Board of Directors declared a four-for-three split of our common stock, effective November 27, 2006. Each shareholder of record at the close of business on November 27, 2006 will receive one additional share for every three outstanding shares held on the record date. As of the effective date, disclosures regarding issued and outstanding shares along with earnings per share amounts will be determined utilizing actual shares outstanding subsequent to the stock split.

On October 23, 2006, John F. Giblin joined our management team as Chief Financial Officer.

Corporate Information

Amedisys, Inc. is a Delaware corporation. Our principal executive office is located at 11100 Mead Road, Suite 300, Baton Rouge, Louisiana 70816 and our telephone number is (225) 292-2031. Our website can be found at www.amedisys.com. Information contained on our website is not deemed to be part of this prospectus.

Risk Factors

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 7 of this Prospectus.

The Offering

The following information assumes that the underwriters will not purchase additional shares of common stock to cover over-allotments. Please read “Underwriting” for additional information.

Common stock offered by us:	3,000,000 shares

Common stock to be outstanding immediately after this offering:	19,252,039 shares

Use of proceeds:

We estimate that our net proceeds from this offering will be approximately $122.3 million, after deducting estimated underwriting discounts and offering expenses. We plan to use approximately $43.1 million of the proceeds to pay down and extinguish the term loan portion of our senior secured credit facility with Wachovia Bank, N.A. We plan to use the remaining proceeds for general corporate purposes, including working capital and possible acquisitions.

Ticker symbol:	“AMED”

The number of shares of common stock to be outstanding immediately after this offering does not take into account:

•	866,189 shares of our common stock issuable as of September 30, 2006, upon exercise of options previously granted to employees and non-employee directors;

•	1,239,014 options and 168,600 options available for future stock option grants to employees and directors under existing plans, respectively, as of September 30, 2006; and 38,000 shares issuable as of September 30, 2006, upon the exercise of outstanding warrants; and

•	up to 450,000 shares of common stock issuable upon exercise of the underwriters’ over-allotment option.

Summary Financial Information

The following table presents our summary financial information, which you should read in conjunction with, and is qualified in its entirety by reference to, our historical consolidated financial statements, the notes to those financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the documents incorporated by reference in this prospectus. The summary financial information set forth below as of and for the years ended December 31, 2003, 2004 and 2005 has been derived from our audited consolidated financial statements. The summary financial information as of and for the nine-month periods ended September 30, 2005 and 2006 has been derived from our unaudited consolidated financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of future performance and partial year results are not necessarily indicative of full year results.

Summary Historical Statements of Operations

	Year ended December 31,			Nine-month periods ended September 30,
	2003	2004	2005	2005	2006
	(In thousands, except per share amounts and operational data)
Net service revenue	$142,473	$227,089	$381,558	$262,665	$397,138
Cost of service revenue (excluding depreciation and amortization)	58,554	96,078	163,032	110,517	172,311
General and administrative and other expenses	69,581	97,633	168,424	113,886	178,253

Operating income	14,338	33,378	50,102	38,262	46,574
Other (expense) income, net	(711)	(19)	(1,362)	(638)	(2,626)
Income tax (expense) benefit	(5,220)	(12,855)	(18,638)	(14,824)	(17,052)

Net income	$8,407	$20,504	$30,102	$22,800	$26,896

Earnings Per Share
Basic	$0.86	$1.57	$1.93	$1.46	$1.68

Diluted	$0.83	$1.51	$1.88	$1.44	$1.65

Summary Balance Sheet Data
Cash and cash equivalents	$29,229	$57,679	$17,231	$20,750	$9,855
Total current assets	49,596	118,890	92,340	92,030	97,010
Total assets	92,473	199,733	339,997	330,605	370,188
Total current liabilities	34,018	41,976	99,955	87,115	92,124

Long-term obligations, less current portions	3,087	1,709	43,063	55,208	36,513
Total stockholders’ equity	51,399	148,473	192,599	182,446	231,754

Operational Data

General
States	11	13	16	15	17
Locations	79	110	221	212	264

Home Health
Locations	79	108	208	199	249
Medicare admissions (1)	43,008	51,400	99,642	56,972	78,491
Completed episodes (2)	51,078	75,510	120,987	84,665	126,214
Medicare visits (3)	913,726	1,349,936	2,089,524	1,477,597	2,233,952
Total visits (4)	1,052,391	1,514,000	2,364,887	1,625,152	2,533,298
Medicare visits per episode (5)	17.0	16.8	16.3	16.1	16.9

Hospice
Locations	n/a	2	13	13	13
Average Daily Census (6)	n/a	98	461	348	807

(1)	Medicare admissions are defined as the number of patients admitted to our agencies during the period for the first time where payment for services by Medicare is anticipated.
(2)	Completed episodes are the number of Medicare patients that have either reached the end of their 60-day eligibility period or terminated their service before the 60-day eligibility period has lapsed.
(3)	Medicare visits are the number of times during the period that our registered nurses, licensed practical nurses, physical therapists, speech therapists, occupational therapists, medical social workers and home health aides visit Medicare eligible patients in their residence.
(4)	Total visits are the number of times during the period that our registered nurses, licensed practical nurses, physical therapists, speech therapists, occupational therapists, medical social workers and home health aides visit all eligible patients in their residence.
(5)	Medicare visits per episode is calculated by dividing the total number of Medicare visits on completed episodes in the period by the total number of Medicare episodes completed in the period.
(6)	Average Daily Census is calculated by dividing the total number of days that hospice care is provided by the total number of days in the period.

RISK FACTORS

Investing in our common stock involves risk, including the risks we describe below. You should consider carefully the following risks, as well as other information in this prospectus and the incorporated documents, before investing in our common stock. If any of the following risks occurs, our results of operations, financial condition and business could be harmed materially and the trading price of our common stock could decline.

Risks Related to Our Industry

Our revenue is substantially derived from Medicare. Reductions in Medicare rates, rate increases that do not cover cost increases and/or significant changes to the current Medicare reimbursement methodology may adversely affect our business.

We generally receive fixed payments from Medicare for our home health services based on the level of care that we provide patients. Reductions to Medicare rates and/or changes in Medicare reimbursement methodology could have an adverse impact on our revenues and profitability. Medicare payments could be reduced as a result of:

•	administrative or legislative changes to the base episode rate;

•	administrative or legislative changes in the reimbursement rate for patients in designated rural areas;

•	the elimination or reduction of annual rate increases based on medical inflation;

•	adjustments to the relative components of the wage index used in determining reimbursement rates;

•	the imposition by Medicare of co-payments or other mechanisms shifting responsibility for a portion of payment to beneficiaries;

•	the reclassification of home health resource groups;

•	changes in the way Medicare pays providers that provide significant therapy services to beneficiaries; or

•	other adverse changes to payment rates or payment methodologies.

Although current Medicare legislation provides for an annual adjustment of the various payment rates based on the increase or decrease of the medical care expenditure category of the Consumer Price Index, this adjustment may be less than actual inflation in any given year or could be reduced or eliminated in any given year. In February 2006, Congress passed a bill freezing home care reimbursement rates for 2006. The freeze is effective through December 31, 2006. While a 3.1% rate increase for home health services is scheduled to go into effect on January 1, 2007, there is no assurance that Congress will allow the increase. In fact, MedPAC has recommended that Congress not increase home health reimbursement rates in 2007. We cannot assure you that we will be able to operate profitably in the event there are significant changes in Medicare rates or changes in the methodology used to determine those rates.

Additionally, MedPAC has recently recommended implementation of a pay-for-performance initiative in home health care. If implemented, Medicare will begin to differentiate reimbursement rates for Medicare home health service providers based on quality measures. Of the 3.1% increase to Medicare home health rates scheduled to go into effect on January 1, 2007, 2.0% of the proposed 3.1% increase would be contingent upon home health providers reporting ten clinical quality measures through the Outcome and Assessment Information Set, or OASIS. Under such a system, a modest portion of total payments would be redistributed, or increased slightly for providers with above-average outcomes scores and decreased slightly for providers with below-average scores in their respective service areas or regions. We cannot assure you that a pay-for-performance reimbursement system will not adversely affect our Medicare reimbursement rates and, consequently, our results of operations.

Overall payments made by Medicare to us for hospice services are subject to two payment limitations, known as hospice caps, calculated by the Medicare fiscal intermediary on an annual basis. Under the first limitation, total Medicare payments to us per provider number are compared to a hospice cap amount that is calculated by multiplying the number of Medicare beneficiaries under that provider number electing hospice care for the first time during the cap period by a statutory amount that is indexed for inflation. The cap amount per Medicare beneficiary for the twelve-month period ending October 31, 2006 is $20,585. We must return any payments in excess of the cap amount to Medicare. The second hospice cap, which is also calculated on a per provider number basis, provides that reimbursement for any in-patient days that exceed 20% of the total in-service days for the particular provider number shall be reimbursed at a lower rate. Our ability to avoid these limitations depends on a number of factors, each determined on a provider-number basis, including the average length of stay and mix in level of care. Our revenue and profitability associated with our hospice operations may be materially reduced if we are unable to avoid triggering these and other Medicare payment limitations. As we expand our hospice operations, we cannot be certain that we will not exceed the cap amounts in the future. Thus, we cannot assure you that these limitations will not negatively affect our profitability on a company-wide basis in the future.

Further, for our hospice patients receiving nursing home care under certain state Medicaid programs who elect hospice care under Medicare or Medicaid, the state must pay us, in addition to the applicable Medicare or Medicaid hospice per diem rate, an amount equal to at least 95% of the Medicaid per diem nursing home rate for “room and board” furnished to the patient by the nursing home. We contract with various nursing homes for the nursing homes’ provision of certain “room and board” services that the nursing homes would otherwise provide Medicaid nursing home patients. We bill and must collect from the applicable state Medicaid program an amount equal to at least 95% of the amount that would otherwise have been paid directly to the nursing home under the state’s Medicaid plan. Under our standard nursing home contracts, we generally pay the nursing home for these “room and board” services in advance of reimbursement from Medicaid at 100% of the Medicaid per diem nursing home rate. Approximately 40% of our hospice patients reside in nursing homes. Consequently, the reduction or elimination of Medicare payments for hospice patients residing in nursing homes, our ability to collect for these services or any change in our ability to provide service to such patients would significantly reduce the net patient service revenue and profitability related to our hospice operations or may have an adverse effect on our bad debt expense.

If any of our agencies fail to comply with the conditions of participation in the Medicare program, that agency could be terminated from the Medicare program, which would adversely affect our net patient service revenue and profitability.

Each of our home health and hospice agencies must comply with the extensive conditions required of participation in the Medicare program. If any of our agencies fails to meet any of the Medicare conditions of participation, that agency may receive a notice of deficiency from the applicable state surveyor. If that agency then fails to institute a plan of correction to remediate the deficiency within the correction period provided by the state surveyor, that agency could be terminated from the Medicare program. Any termination of one or more of our home health agencies from the Medicare program for failure to satisfy the program’s conditions of participation could adversely affect our net service revenue and profitability. CMS has recently announced that it is currently revising the Medicare conditions of participation for home health, with publication expected no earlier than the second half of 2007. We do not know at this time what effect the revisions will have on our operations, and there can be no assurances that the revisions will not negatively affect our profitability.

In addition, we are subject to various routine and non-routine reviews, audits and investigations by the Medicare and Medicaid programs and other federal and state governmental agencies. Violation of the laws governing our operations, or changes in interpretations of those laws, could result in the imposition of fines, civil or criminal penalties, the termination of our rights to participate in federal and state-sponsored programs and/or the suspension or revocation of our licenses. If we become subject to material fines or if other sanctions or other corrective actions are imposed on us, we might suffer a substantial reduction in profitability.

We are subject to extensive government regulation. Any changes to the laws and regulations governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.

The federal government and the states in which we operate regulate our industry extensively. The laws and regulations governing our operations, along with the terms of participation in various government programs, regulate how we do business, the services we offer and our interactions with patients and the public and impose certain requirements on us relating to, among other things:

•	licensure and certification;

•	adequacy and quality of health care services;

•	qualifications of health care and support personnel;

•	quality of medical equipment;

•	confidentiality, maintenance and security issues associated with medical records and claims processing;

•	relationships with physicians and other referral sources;

•	operating policies and procedures;

•	addition of facilities and services; and

•	billing for services.

These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws and regulations, or their interpretations, or the enactment of new laws or regulations could reduce our profitability by:

•	increasing our liability;

•	increasing our administrative and other costs;

•	increasing or decreasing mandated services;

•	forcing us to restructure our relationships with referral sources and providers; or

•	requiring us to implement additional or different programs and systems.

For example, Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which mandates that provider organizations enhance privacy protections for patient health information. This requires companies like us to develop, maintain and monitor administrative, information and security systems to prevent inappropriate release of protected health information. Compliance with this law has added, and will continue to add, costs that affect our profitability. Failure to comply with HIPAA’s privacy and security requirements could result in substantial fines and penalties.

If we are unable to maintain relationships with existing patient referral sources or to establish new referral sources, our growth and profitability could be adversely affected.

Our success depends significantly on referrals from physicians, hospitals and other patient referral sources in the communities that our agencies serve, as well as on our ability to maintain good relationships with these referral sources. Our referral sources are not contractually obligated to refer home health or hospice patients to us and may refer their patients to other providers. Our growth and profitability depend on our ability to establish and maintain close working relationships with these patient referral sources and to increase awareness and acceptance of the benefits of home health and hospice care by our referral sources and their patients. We may not be able to maintain our existing referral source relationships or develop and maintain new relationships in existing or new markets. Our loss of, or failure to maintain, existing relationships or our failure to develop new referral relationships could adversely affect our ability to expand our operations and operate profitably.

We are subject to federal and state laws that govern our financial relationships with physicians and other health care providers, including potential or current referral sources.

We are required to comply with federal and state laws, generally referred to as “anti-kickback laws,” that prohibit certain direct and indirect payments or other financial arrangements between health care providers that are designed to encourage the referral of patients to a particular provider for medical services. In addition to these anti-kickback laws, the Federal government has enacted specific regulations, commonly known as the “Stark law”, that prohibit certain financial relationships, specifically including ownership interests and compensation arrangements, between physicians and providers of designated health services, such as home health agencies, to whom said physicians refer patients. Some of these same financial relationships are subject to regulation by the individual states as well. Under both the anti-kickback law and Stark law, there are a number of safe harbors that permit certain, carefully constrained relationships. Amedisys avails itself of these safe harbors in several instances. For example, we currently have contractual relationships with certain physicians who provide consulting services to our company. Many of these physicians are current or potential referral sources. In addition, in some of our local markets, we lease office space from physicians who may also be referral sources. We cannot assure you that courts or regulatory agencies will not interpret state and federal anti-kickback laws and state laws regulating relationships between health care providers in ways that will implicate our practices. Violations of these laws could lead to fines or sanctions that may have a material adverse effect on our results of operations.

We may be subject to substantial malpractice or other similar claims.

The services we offer involve an inherent risk of professional liability and related substantial damage awards. As of September 30, 2006, we had over 4,000 direct care employees working for our home health agencies and over 250 direct care employees working for our hospice agencies. In addition, we have had up to as many as 500 direct care workers on contract. On any given day, the majority of these nurses, therapists and other direct care personnel are driving to and from patients’ homes where they deliver medical and other care. Due to the nature of our business, we and the caregivers who provide services on our behalf may be the subject of medical malpractice claims. These caregivers could be considered our agents, and, as a result, we could be held liable for their medical negligence. We cannot predict the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain patients and employees. We maintain malpractice liability insurance and are responsible for amounts in excess of the limits of our coverage.

An economic downturn, continued deficit spending by the federal government and state budget pressures in states in which we operate could result in a reduction in reimbursement and covered services.

The existing federal deficit, as well as deficit spending by the government as the result of adverse developments in the economy or other reasons, could lead to increased pressure to reduce government expenditures for other purposes, including governmentally funded programs in which we participate, such as Medicare and Medicaid. Such actions in turn could adversely affect our results of operations.

An economic downturn could have a detrimental effect on our revenues. Historically, state budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we can expect continuing cost containment pressures on Medicaid outlays for our services in the states in which we operate. In addition, an economic downturn may also affect the number of enrollees in managed care programs as well as the profitability of managed care companies, which could result in reduced reimbursement rates.

Our industry is highly competitive, with relatively few barriers to entry in some markets.

Our home health agencies compete with local and regional home health companies, hospitals, nursing homes and other businesses that provide home health services, some of which are large established companies that have significantly greater resources than we do. In addition, there are relatively few barriers to entry in some of the home health services markets in which we operate. Our primary competition comes from local companies in each of our markets and these privately owned or hospital-owned health care providers vary by region and market. We compete based on the availability of personnel; the quality, expertise and value of our services; and in select instances, on the price of our services. Increased competition in the future from existing competitors or new entrants may limit our ability to maintain or increase our market share.

Some of our existing and potential new competitors may enjoy greater name recognition and greater financial, technical and marketing resources than we do. This may permit our competitors to devote greater resources than we can to the development and promotion of services. These competitors may undertake more far-reaching and effective marketing campaigns and may offer more attractive opportunities to existing and potential employees and services to referral sources.

We expect our competitors to develop new strategic relationships with providers, referral sources and payors, which could result in increased competition. The introduction of new and enhanced service offerings, in combination with industry consolidation and the development of strategic relationships by our competitors, could cause a decline in revenue or loss of market acceptance of our services or make our services less attractive. Additionally, we compete with a number of non-profit organizations that can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to us.

Managed care organizations and other third-party payors have continued to consolidate in order to enhance their ability to influence the delivery of health care services. Consequently, the health care needs of a large percentage of the United States population are increasingly served by a smaller number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent that such organizations terminate us as a provider and/or engage our competitors as a preferred or exclusive provider, our business could be adversely affected. In addition, private payors, including managed care payors, could seek to negotiate additional discounted fee structures or the assumption by health care providers of all or a portion of the financial risk through prepaid capitation arrangements, thereby potentially reducing our profitability.

We expect that industry forces will continue to have an impact on our business and that of our competitors. In recent years, the health care industry has undergone significant changes driven by efforts to reduce costs and we expect these cost containment measures to continue in the future. Frequent regulatory changes in our industry, including reductions in reimbursement rates and changes in services covered, have increased competition among home health providers. If we are unable to react competitively to new developments, our operating results may suffer. We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse impact on our business, financial condition, or results of operations.

State efforts to regulate the establishment or expansion of health care providers could impair our ability to expand our operations.

Some states require health care providers (including skilled nursing facilities, hospices, home health agencies and assisted living facilities) to obtain prior approval, known as a certificate of need, or CON, or as it is referred to in some states, a permit of approval, or POA, for:

•	the purchase, establishment or expansion of health care facilities;

•	capital expenditures exceeding a prescribed amount; or

•	changes in services or bed capacity.

To the extent that we require a CON, POA or other similar approvals to expand our operations, either by acquiring facilities or expanding or providing new services or other changes, our expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to those approvals and possible delays and expenses associated with obtaining those approvals. We cannot assure you that we will be able to obtain a CON or POA for all future projects requiring that approval.

Additionally, our ability to expand operations in a state will depend on our ability to obtain a state license to operate. States may have a limit on the number of licenses they issue. For example, as of September 30, 2006, we operated 11 home health agencies and one hospice agency in Louisiana. Louisiana currently has a moratorium on the issuance of new home health agency licenses through July 1, 2008. We cannot predict whether this moratorium will be extended beyond this date or whether any other states in which we currently operate, or may wish to operate in the future, may adopt a similar moratorium. Our failure to obtain any license, CON or POA could impair our ability to operate or expand our business.

A shortage of qualified registered nursing staff and other caregivers could adversely affect our ability to attract, train and retain qualified personnel and could increase operating costs.

We rely significantly on our ability to attract and retain caregivers who possess the skills, experience and licenses necessary to meet the requirements of our patients. We compete for personnel with other providers of home health and hospice services. Our ability to attract and retain caregivers depends on several factors, including our ability to provide these caregivers with attractive assignments and competitive benefits and salaries. We cannot assure you that we will succeed in any of these areas. In addition, there are occasional shortages of qualified health care personnel in some of the markets in which we operate. As a result, we may face higher costs of attracting caregivers and providing them with attractive benefit packages than we originally anticipated, and, if that occurs, our profitability could decline. Finally, although this is currently not a significant factor in our existing markets, if we expand our operations into geographic areas where health care providers historically have unionized, we cannot assure you that negotiating collective bargaining agreements will not have a negative effect on our ability to timely and successfully recruit qualified personnel. Generally, if we are unable to attract and retain caregivers, the quality of our services may decline and we could lose patients and referral sources.

Risks Related to Our Business

Our revenue is substantially derived from Medicare. Reductions in Medicare rates, rate increases that do not cover cost increases and/or significant changes to the current Medicare reimbursement methodology may adversely affect our business.

For the years ended December 31, 2003, 2004 and 2005, we received 91%, 93% and 93%, respectively, of our revenue from Medicare. For each of the nine-month periods ended September 30, 2005 and September 30, 2006, we received approximately 93% of our revenue from Medicare. We generally receive fixed payments from Medicare for our home health services based on the level of care that we provide patients. Consequently, our profitability largely depends upon our ability to manage the cost of providing those services.

Future cost containment initiatives undertaken by private third-party payors may limit our future revenues and profitability.

Our non-Medicare revenues and profitability also are affected by the continuing efforts of third-party payors to contain or reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of services and negotiating reduced contract pricing. Any changes in reimbursement levels from these third-party payor sources and any changes in applicable government regulations could have a material adverse effect on our revenues and profitability. There is no guarantee that third-party payors will provide us with timely payments for our services. We can provide no assurance that we will continue to maintain our current payor or revenue mix.

Migration of our Medicare beneficiary patients to Medicare managed care providers could negatively impact our operating results.

Historically, we have generated the majority of our revenue from the Medicare fee-for-service market. Under the Medicare Prescription Drug Improvement and Modernization Act of December 2003, however,

Congress allocated significant additional funds and other incentives to Medicare managed care providers in order to promote greater participation in those plans by Medicare beneficiaries. If these increased funding levels have the intended result, the size of the potential Medicare fee-for-service market could decline, thereby reducing the size of our potential patient population, which could cause our operating results to suffer.

Our allowance for doubtful accounts may not be sufficient to cover uncollectible accounts.

On an ongoing basis, we estimate the amount of Medicare, Medicaid and private insurance receivables that we will not be able to collect. This allows us to calculate the expected loss on our receivables for the period we are reporting. Our allowance for doubtful accounts may underestimate actual unpaid receivables for various reasons, including:

•	adverse changes in our estimates as a result of our classification of payors and related payor history;

•	inability to collect funds due to missed filing deadlines or inability to prove that timely filings were made;

•	adverse changes in the economy generally exceeding our expectations; or

•	unanticipated changes in Medicare, Medicaid and private insurance companies.

If our allowance for doubtful accounts is insufficient to cover losses on our receivables, our business, financial position or results of operations could be materially adversely affected.

Delays in reimbursement may cause liquidity problems.

Our business is characterized by delays in reimbursement from the time we provide services to the time we receive reimbursement or payment for these services. If we have difficulty in obtaining documentation, such as physician orders, information system problems or issues that arise with Medicare or other providers, we may encounter additional delays in our payment cycle. Timing delays may cause working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in achieving our financial results and maintaining liquidity. It is possible that documentation support, system problems, Medicare or other provider issues or industry trends may extend our collection period, adversely impact our working capital, and that our working capital management procedures may not successfully negate this risk.

A provision in the Deficit Reduction Act of 2005, which was passed by Congress earlier this year, caused a brief delay in reimbursement to our home health agencies by Medicare. The provision stipulated that CMS make no payments on Medicare home health claims during the last nine days of the federal fiscal year, which ended September 30, 2006. No interest was accrued or paid by CMS; and no late penalties were paid to providers for delays in payment due to this hold. As a result of the hold, the timing of our cash flows was negatively impacted and $13.6 million of payments we would have received over the last nine days of September were delayed until October 2, 2006. We may experience delays in reimbursement in the future that may cause us liquidity problems.

Our hospice operations may also experience reimbursement delays. Our hospice operations bill various state Medicaid programs for “room and board” associated with hospice patients residing in nursing homes that we routinely pay in advance of receipt of payment from the provider. In addition, we have experienced timing delays when attempting to collect funds from state Medicaid programs in certain instances. Delays in receiving reimbursement or payments from these programs may adversely impact our working capital.

Our growth strategy depends on our ability to manage growing and changing operations.

Our business has grown significantly in size and complexity in recent years. Our internal growth rate for Medicare patient admissions was approximately 8% for 2003, 28% for 2004 and 18% for 2005, 14% and 11% for the three-month periods ended June 30, 2006 and September 30, 2006, respectively. This growth has placed, and will continue to place, significant demands on our management systems, internal controls and financial and professional resources. In addition, we will need to further develop our financial controls and reporting systems to accommodate future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding our information technology infrastructure. Our inability to manage growth effectively could have a material adverse effect on our financial results.

Our growth strategy depends on our ability to open agencies, acquire additional agencies on favorable terms and integrate and operate these agencies effectively. If our growth strategy is unsuccessful or we are not able to successfully integrate newly acquired or opened agencies into our existing operations, our future results could be adversely impacted.

We expect to continue to open agencies in our existing and new markets. Our new agency growth, however, will depend on several factors, including our ability to:

•	obtain locations for agencies in markets where need exists;

•	identify and hire a sufficient number of appropriately trained home health and other health care professionals;

•	obtain adequate financing to fund growth; and

•	operate successfully under applicable government regulations.

We are focusing significant time and resources on the acquisition of home health and hospice agencies, or of certain of their assets, in targeted markets. Not only do we face competition for acquisition candidates, which may limit the number of acquisition opportunities available to us and may lead to higher acquisition prices, but we may also be unable to identify, negotiate and complete suitable acquisition opportunities on reasonable terms. Additionally, acquisitions involve significant risks and uncertainties, including difficulties in recouping partial episode payments and other types of misdirected payments for services from the previous owners, difficulties integrating acquired personnel and business practices into our business, the potential loss of key employees or patients of acquired agencies, and the assumption of liabilities and exposure to unforeseen liabilities of acquired agencies. We may not be able to fully integrate the operations of the acquired businesses with our current business structure in an efficient and cost-effective manner. The failure to effectively integrate any of these businesses could have a material adverse effect on our operations.

Our acquisitions may impose strains on our existing resources.

As a result of our past and current acquisition strategy, we have grown significantly over the last two years. As we continue to add acquisition-related revenue and expand our markets, our growth could strain our resources, including management, information systems, regulatory compliance, logistics and other controls. We cannot assure you that our resources will keep pace with our anticipated growth. If we do not manage our expected growth effectively, our future results could be adversely affected.

We may require additional capital to pursue our acquisition strategy.

As of September 30, 2006, we had cash and cash equivalents of approximately $9.9 million. This amount may not be sufficient to support our current plan of operations and growth strategies. In addition, we plan to use a portion of the offering to pay down and extinguish the term loan portion of our credit facility. We cannot readily predict the timing, size and success of our acquisition efforts and the associated capital commitments. If we do not have sufficient cash resources, our growth could be limited unless we obtain additional equity or debt financing beyond the capabilities of our revolver, which limits capital expenditures for acquisitions to $25.0 million for any single acquisition and the aggregate amount of acquisitions made during the term of the senior credit facility to $60.0 million.

We may be unable to repay our senior credit facility or be unable to comply with the restrictive covenants of our senior credit facility.

Our senior credit facility is collateralized by our existing and after-acquired personal and real property. The senior credit facility matures in June 2010 and bears interest at an amount that depends on the overall leverage ratio, as defined in the credit agreement, inclusive of amendments. As amended, the interest rate on the outstanding portion of the term loan is LIBOR plus 1.75% based on our current leverage and the interest rate on the outstanding portion of the revolver is prime plus 0.75%. We are obligated to pay a commitment fee of 0.375% on the unused portion of the revolver. Unanticipated changes in our business may result in our inability to make timely payments and cause us to default on our obligation.

Our senior credit facility contains certain covenants regarding our leverage ratio, fixed charges and capital expenditures. Unanticipated changes to our business may result in our inability to comply with these covenants.

Further, our senior credit facility requires that we provide certain information to the lenders before an acquisition. We may be unable to use the funds raised from this offering for acquisitions that do not satisfy these criteria under our senior credit facility.

Our inability to effectively integrate, manage and keep secure our information systems could disrupt our operations.

Our business depends on effective and secure information systems that assist us in, among other things, monitoring utilization and other cost factors, processing claims, reporting financial results, measuring outcomes and quality of care, managing regulatory compliance controls and maintaining operational efficiencies. These systems include software developed in-house and systems provided by external contractors and other service providers. To the extent that these external contractors or other service providers become insolvent or fail to support the software or systems, our operations could be negatively affected. Our agencies also depend upon our information systems for accounting, billing, collections, risk management, quality assurance, payroll and other information. If we experience a reduction in the performance, reliability, or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely affected.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Our acquisition activity requires transitions and integration of various information systems. We regularly upgrade and expand our information systems’ capabilities. If we experience difficulties with the transition and integration of information systems or are unable to implement, maintain, or expand our systems properly, we could suffer from, among other things, operational disruptions, regulatory problems and increases in administrative expenses.

We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches, including unauthorized access to patient data stored in our information systems, and the introduction of computer viruses to our systems. Our security measures may be inadequate to prevent security breaches and our business operations would be negatively impacted by cancellation of contracts and loss of patients if security breaches are not prevented.

We are implementing a new Point of Care, or PoC, system initiative in 2006 that includes providing laptop computers to our staff. We anticipate that all the visiting nurses in our home health agencies will be accumulating information on laptop computers by mid-2007. We have installed privacy protection systems and devices on our network and the PoC laptops in an attempt to prevent unauthorized access to information in our database. However, our technology may fail to adequately secure the confidential health information we maintain in our databases and protect it from theft or inadvertent leakage. In such circumstances, we may be held liable to our patients and regulators, which could result in litigation or adverse publicity that could have a material adverse effect on our business. Even if we are not held liable, any resulting negative publicity could harm our business and distract the attention of management.

Further, our information systems are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins and similar events. A failure to restore our information systems after the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations. Because of the confidential health information we store and transmit, loss of electronically stored information for any reason could expose us to a risk of regulatory action, litigation, possible liability and loss.

Failure of, or problems with, our clinical software system could harm our business and operating results.

We have developed and utilize a proprietary Windows-based clinical software system to collect assessment data, schedule and log patient visits, generate medical orders and monitor treatments and outcomes in accordance with established medical standards. The system integrates billing and collections functionality as well as accounting, human resource, payroll and employee benefits programs provided by third parties. Problems with, or the failure of, our technology and systems could negatively impact data capture, billing, collections, assessment of internal controls and management and reporting capabilities. Any such problems or failures could adversely affect our operations and reputation, result in significant costs to us and impair our ability to provide our services in the future. The costs incurred in correcting any errors or problems may be substantial and could adversely affect our profitability.

We depend on outside software providers.

We depend on the proper functioning and availability of our information systems in operating our business, some of which are provided by outside software providers. These information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. If our providers are unable to maintain or expand our information systems properly, we could suffer from operational disruptions and an increase in administrative expenses, among other things.

We are operating under a Corporate Integrity Agreement. Violations of that agreement could result in penalties or exclusion from participation in the Medicare program.

In 1999, we uncovered certain improprieties stemming from the unauthorized conduct of an agency director in an agency we had acquired in Monroe, Louisiana. We self-reported these improprieties to the Office of the Inspector General, or OIG. Following an extensive series of audits, we reached a settlement with the federal government in August 2003, whereby we agreed to repay approximately $1.2 million to the government in three annual payments, the last of which we made in August 2005. As part of the settlement, we also executed a three-year Corporate Integrity Agreement, or CIA, which required, among other things, that we (1) maintain our training and compliance programs; (2) provide additional, specific training in certain areas; (3) conduct annual, independent audits of the Monroe agency; and (4) make timely disclosure of, and repay, overpayments resulting from any potential fraud or abuse of which we became aware.

The term of the CIA expired on August 11, 2006. Notwithstanding this expiration, we have continuing obligations under the CIA. For example, we are required to submit final annual reports and audits, must grant the OIG inspection and review rights for 120 days post-filing of the final annual report, and must retain records of our compliance with the CIA through August 2010. We may become subject to other such settlements or agreements in the future.

Our compliance with state and federal fraud and abuse provisions and regulations may be subject to future government review and interpretation and possible regulatory actions currently unknown or unasserted. If we are found to be in violation of any of these provisions, it could have a material adverse effect on our business.

We also operate our agencies under licenses issued and regulated by the respective states in which they are located. Each agency is subject to periodic surveys and complaint-based surveys. If a survey identifies violations of state standards, the agency typically is afforded a grace period in which to comply or otherwise lose its license to operate. If we are found to be in violation of any of these state standards, it could have a material adverse effect on our business.

Our insurance liability coverage may not be sufficient for our business needs.

We maintain professional liability insurance for us and our subsidiaries. However, we cannot assure you that claims will not be made in the future in excess of the limits of such insurance, nor can we assure you that any such claims, if successful and in excess of such limits, will not have a material adverse effect on our ability to conduct business or on our assets. Our insurance coverage also includes fire, property damage and general liability with varying limits. We cannot assure you that the insurance we maintain will satisfy claims made against us. In addition, as a result of operating in the home health industry, our business entails an inherent risk of claims, losses and potential lawsuits alleging incidents involving our employees that are likely to occur in a patient’s home. We cannot assure you that insurance coverage will continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms.

Any claims made against us, regardless of their merit or eventual outcome, could damage our reputation and business. From December 31, 1998 to November 9, 2000, we were insured for risks associated with professional and general liability by an insurance company that currently is in liquidation under federal bankruptcy laws and may not be able to pay or defend claims incurred by us during this period, and our current insurance does not cover any such claims. We do not, however, believe that the ultimate resolution of current claims will be materially different from reserves established for them or that any material claims will be made in the future based on occurrences during that period.

We are self-insured against certain potential liabilities and our insurance reserves may be inadequate if unexpected losses occur.

We are self-insured for health insurance and workers’ compensation claims up to $150,000 and $250,000, respectively, per incident and maintain appropriate reserves to cover anticipated payments. Insurance reserves are recorded based on estimates made by management and validated by third party actuaries on a quarterly basis to ensure such estimates are within acceptable ranges. Actuarial estimates are based on detailed analyses of health care cost trends, mortality rates, claims history, demographics, industry trends and federal and state law. As a result, the amount of reserve and related expense may be significantly affected by the outcome of these studies. Calculation of the estimated accrued liability for self-insured claims remains subject to inherent liability and significant and adverse changes in the experience of claims settlement and other underlying assumptions could negatively impact operating results.

We have established reserves for Medicare liabilities that may be payable by us in the future. These liabilities may be subject to audit or further review, and we may owe additional amounts beyond what we expect and have reserved for.

Prior to the implementation of the PPS on October 1, 2000, we recorded Medicare revenue at the lower of: (1) actual costs, (2) the per-visit cost limit, or (3) a per-beneficiary cost limit on an individual provider basis. We determined ultimate reimbursement upon review of annual cost reports. As of September 30, 2006, we have estimated an aggregate payable to Medicare of $6.1 million, all of which is reflected as a current liability in our consolidated financial statements. The $6.1 million liability has two components: a cost report adjustments reserve ($5.1 million) and PPS payment adjustments reserve ($1.0 million). If actual amounts exceed our reserves, we may incur additional costs that may adversely affect our results of operations.

Cost Report Adjustments Reserve. The recorded $5.1 million cost report adjustments reserve relates to cost report reserves filed prior to the implementation of the PPS. The reserve includes a (1) $3.1 million obligation of a wholly owned subsidiary that is currently in bankruptcy and which we could be responsible for if the debt of the subsidiary is discharged in bankruptcy, (2) balance of $0.1 million, which represents the final payment to settle certain 1999 and 2000 cost reports that will be remitted in the near future and (3) balance of $1.9 million that reflects our estimate of amounts likely to be assessed by Medicare as overpayments in respect of prior years when Medicare audits of our cost reports through October 2000 are completed. There is no assurance that if and when we apply to Medicare for repayment that such applications will be agreed to.

PPS Payment Adjustments Reserve. The remaining balance of $1.0 million is related to notice from CMS that it intended to seek recovery of overpayments that were made for patients who had, within 14 days of a readmission to home health prior to the expiry of 60 days from the previous admission date at another home health agency, been discharged from inpatient facilities, including hospitals, rehabilitation and skilled nursing units for the periods dating from the implementation of the PPS on October 1, 2000 through particular dates in 2003 and 2004. We cannot be sure that we have accurately evaluated this liability and estimated an appropriate reserve.

If we must write off a significant amount of intangible assets or long-lived assets, our earnings will be negatively impacted.

Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. Goodwill was approximately $210.3 million as of September 30, 2006. If we make additional acquisitions, it is likely that we will record additional intangible assets to our consolidated financial statements. We also have long-lived assets consisting of property and equipment and other identifiable intangible assets of $55.7 million as of September 30, 2006, which we review both on a periodic basis as well as when events or circumstances indicate that the carrying amount of an asset may not be recoverable. If a determination that a significant impairment in value of our unamortized intangible assets or long-lived assets occurs, such determination could require us to write off a substantial portion of our assets. Such a write off would negatively affect our earnings.

We depend on the services of our executive officers and other key employees.

Our success depends upon the continued employment of certain members of our senior management team, including our Chairman and Chief Executive Officer, William F. Borne, our President and Chief Operating Officer, Larry R. Graham, our Chief Financial Officer, John F. Giblin, our Principal Financial Officer, Donald Loverich, Jr. and our Chief Information Officer, Alice A. Schwartz. We also depend upon the continued employment of the senior vice presidents that manage several of our key functional areas, including operations, business development, accounting, finance, human resources, marketing, information systems, contracting and compliance.

We maintain key employee life insurance of $4.5 million on Mr. Borne’s life and have entered into employment agreements with each of Mr. Borne, Mr. Graham, Mr. Giblin and Mr. Loverich. The departure of any member of our senior management team may materially adversely affect our operations.

Our operations could be affected by natural disasters or terrorist acts.

Our corporate office and a substantial number of our agencies are located in the Southeastern United States and the Gulf Coast Region, increasing our exposure to hurricanes and other natural disasters. The occurrence of natural disasters in the markets in which we operate could not only affect the day-to-day operations of our agencies, but also could also disrupt our relationships with patients, employees and referral sources located in the affected areas and, in the case of our corporate office, our ability to provide administrative support services, including, for example, billing and collection services. In addition, any episode of care that is not completed due to the impact of a natural disaster will generally result in lower revenue for the episode. For example, in late August and early September 2005, Hurricanes Katrina and Rita impacted our agencies, employees and patients located in Southern Louisiana and Southern Mississippi. To date, only one of our agencies affected by Hurricanes Katrina and Rita, located in Chalmette, Louisiana, has not reopened. Other of our agencies located in the Louisiana Gulf Coast Region, however, have been operating at lower capacities. We cannot assure you that hurricanes or other natural disasters will not have a material adverse impact on our business, financial condition or results of operations in the future.

In addition, the occurrence of terrorist acts and the erosion to our business caused by such an occurrence, could adversely affect our profitability. In the affected areas, our offices could be forced to close for limited or extended periods of time.

We may be held responsible for some or all of the $4.2 million liability of a bankrupt subsidiary.

We consolidate the net liabilities of Alliance Home Health, Inc., or Alliance, a bankrupt subsidiary that is no longer in operation, in our consolidated financial statements. Alliance was acquired in 1998 and ceased operations in 1999. Alliance filed for Chapter 7 federal bankruptcy protection with the United States Bankruptcy Court in the Northern District of Oklahoma on September 29, 2000. A trustee was appointed for Alliance in 2001. We are still awaiting a final ruling by the federal bankruptcy judge and until such time, our consolidated financial statements will continue to consolidate the Alliance contingencies that net to a $4.2 million liability. It is possible that we could be held responsible for some or all of this amount, and, depending upon the outcome of the bankruptcy proceedings, potentially a larger amount.

Risks Related to Ownership of Our Common Stock

The price of our common stock may be volatile and this may adversely affect our stockholders.

The price at which our common stock trades may be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of health care companies. The market price of our common stock may be influenced by many factors, including:

•	our operating and financial performance;

•	variances in our quarterly financial results compared to research analyst expectations;

•	the depth and liquidity of the market for our common stock;

•	future sales of common stock or the perception that sales could occur;

•	investor and analyst perception of our business and our prospects;

•	developments relating to litigation or governmental investigations;

•	changes or proposed changes in health care laws or regulations or enforcement of these laws and regulations, or announcements relating to these matters;

•	departure of key personnel;

•	actual or potential defaults in the restrictive covenants in our senior credit facility;

•	changes in the Medicare, Medicaid and private insurance reimbursement rates for home health and hospice;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; or

•	general economic and stock market conditions.

In addition, the stock market in general, and the NASDAQ Global Select Market in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of health care provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, securities class-action litigation has often been brought against companies following periods of volatility in the market price of their respective securities. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management team’s attention as well as resources from the operation of our business.

Sales of substantial amounts of our common stock, or the availability of those shares for future sale, could adversely affect our stock price and limit our ability to raise capital.

At September 30, 2006, 16,252,039 shares of our common stock were outstanding. There are 71,063 shares of our common stock that may be issued under our 1998 employee stock purchase plan. As of September 30, 2006, 866,189 shares of our common stock were issuable upon the exercise of stock options which were outstanding but not exercisable, 714,551 shares of our common stock were issuable upon the exercise of stock options which were outstanding and exercisable, and 38,000 shares of our common stock were issuable upon the exercise of outstanding warrants. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future to raise capital.

In the past we have had to defend class action lawsuits, and there is no assurance that we will not face similar suits in the future that could require us to pay substantial damage awards.

On August 23 and October 4, 2001, two class action lawsuits, which were later consolidated, were filed on behalf of all purchasers of our common stock between November 15, 2000 and June 13, 2001, against us and three of our executive officers, in the United States District Court for the Middle District of Louisiana. The suits sought damages based on the decline in our stock price following an announced restatement of earnings for the fourth quarter of 2000 and first quarter of 2001, alleging that our management knew or were reckless in not knowing the facts giving rise to the restatement. On June 28, 2006, we entered into a settlement agreement for $350,000 with the ten individual plaintiffs in these two lawsuits. On July 5, 2006, the United States District Court for the Middle District of Louisiana issued an order dismissing the consolidated lawsuits. We cannot assure you that we will not face similar suits in the future that could have a material adverse impact on our financial condition or results of operations.

We do not anticipate paying dividends on our common stock in the foreseeable future, and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not pay dividends on our common stock and intend to retain all future earnings to finance our existing business and the continued growth and development of our business. In addition, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, earnings, capital requirements, current and anticipated cash needs, outstanding indebtedness, plans for expansion, restrictions imposed by our lenders, if any, and other factors deemed relevant by our board of directors. Under the terms of our senior credit facility, we are restricted from paying cash dividends and making other cash distributions to our stockholders.

Our Board of Directors may use anti-takeover provisions or issue stock to discourage control contests.

Our Certificate of Incorporation authorizes us to issue up to 30.0 million shares of common stock and 5.0 million shares of undesignated preferred stock. Our Board of Directors may cause us to issue additional stock to discourage an attempt to obtain control of the Company. For example, shares of stock could be sold to purchasers who might support the Board of Directors in a control contest or to dilute the voting or other rights of a person seeking to obtain control. In addition, the Board of Directors could cause us to issue Preferred Stock entitling holders to:

•	vote separately on any proposed transaction;

•	convert preferred stock into common stock;

•	demand redemption at a specified price in connection with a change in control; or

•	exercise other rights designed to impede a takeover.

The issuance of additional shares may, among other things, dilute the earnings and equity per share of our common stock and the voting rights of common stockholders.

We have implemented other anti-takeover provisions or provisions that could have an anti-takeover effect, including: (1) advance notice requirements for director nominations and stockholder proposals and (2) a stockholder rights plan, also known as a “poison pill.” These provisions, and others that the Board of Directors may adopt hereafter, may discourage offers to acquire us and may permit our Board of Directors to choose not to entertain offers to purchase us, even if such offers include a substantial premium to the market price of our stock. Therefore, our stockholders may be deprived of opportunities to profit from a sale of control.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements about our expectations, beliefs, plans, objectives, assumptions, future events or performance are not historical facts and may be forward-looking These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” “long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar words or phrases.

These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them.

The risk factors beginning on page 7 of this prospectus, as well as other factors discussed in this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf and you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $122.3 million (based on the last reported sales price for our common stock on October 26, 2006) from the sale of 3,000,000 shares of our common stock in this offering, after deducting our estimated underwriting discounts and commissions and our estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive approximately $140.7 million. We plan to use approximately $43.1 million of the proceeds to pay down and extinguish the term loan portion of our senior secured credit facility with Wachovia Bank, N.A. that expires in June 2010. As of September 30, 2006, we owe approximately $43.1 million under the term loan, which bears interest at a rate of LIBOR plus 1.75% based upon our current leverage. We intend to use the remaining proceeds of this offering for general corporate purposes, including working capital and possible acquisitions.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Select Market under the symbol “AMED.” The following table summarizes the high and low intra-day sales prices for our common stock for the periods indicated through October 26, 2006:

	High	Low
2006:
Fourth Quarter (through October 26, 2006)	$44.69	$38.25
Third Quarter	$42.62	$34.40
Second Quarter	$39.81	$32.06
First Quarter	$47.00	$30.46
2005:
Fourth Quarter	$47.66	$32.85
Third Quarter	$44.43	$35.44
Second Quarter	$37.63	$28.10
First Quarter	$34.59	$26.87
2004:
Fourth Quarter	$36.80	$28.57
Third Quarter	$33.06	$23.07
Second Quarter	$33.57	$23.01
First Quarter	$24.95	$13.47

On October 26, 2006, the last reported sale price of our common stock on the NASDAQ Global Select Market was $43.05 per share. As of October 26, 2006, there were approximately 673 stockholders of record of our common stock.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and capitalization as of September 30, 2006 and as adjusted to give effect to the issuance of 3,000,000 shares of our common stock being offered hereby and the application of the estimated net proceeds of the offering (based on the last reported sales price for our common stock on October 26, 2006). You should read this table together with our consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted
	(Unaudited) (In thousands, except per share amounts)
Cash and cash equivalents	$9,855	$89,073

Debt and capital lease obligations:
Long-term debt, including current portion	$47,137	$4,012
Capital lease obligations, including current portion	792	792

Total debt and capital lease obligations	47,929	4,804

Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value per share; 30,000,000 shares authorized, 16,256,922 (actual) and 19,256,922 (as adjusted) shares issued, and 16,252,039 (actual) and 19,252,039 (as adjusted) outstanding	16	19
Additional paid-in capital	158,342	280,682
Treasury stock at cost, 4,883 shares held at September 30, 2006 (actual and as adjusted)	(52)	(52)
Retained earnings	73,448	72,457

Total stockholders’ equity	231,754	353,106

Total capitalization	$279,683	$357,910

SELECTED FINANCIAL DATA

The following table presents our selected financial information, which you should read in conjunction with, and is qualified in its entirety by reference to, our historical consolidated financial statements, the notes to those financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the documents incorporated by reference in this prospectus. The selected financial information set forth below as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 has been derived from our audited consolidated financial statements. The selected financial information as of and for the nine-month periods ended September 30, 2005 and 2006 has been derived from unaudited financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of future performance and partial year results are not necessarily indicative of full year results.

Selected Historical Statements of Operations

	Year ended December 31,					Nine-month periods ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(In thousands, except per share amounts and operational data)
Net service revenue	$110,174	$129,424	$142,473	$227,089	$381,558	$262,665	$397,138
Cost of service revenue (excluding depreciation and amortization)	49,046	58,244	58,554	96,078	163,032	110,517	172,311
General and administrative and other expenses	53,665	64,700	69,581	97,633	168,424	113,886	178,253

Operating income	7,463	6,480	14,338	33,378	50,102	38,262	46,574
Other (expense) income, net	(2,167)	(9,013)	(711)	(19)	(1,362)	(638)	(2,626)
Income tax (expense) benefit	(220)	3,285	(5,220)	(12,855)	(18,638)	(14,824)	(17,052)

Income from continuing operations	5,076	752	8,407	20,504	30,102	22,800	26,896
Discontinued operations, net (1)	310	—	—	—	—	—	—

Net income	$5,386	$752	$8,407	$20,504	$30,102	$22,800	$26,896

Weighted average common shares used in computing basic net income per share	5,941	8,499	9,808	13,057	15,606	15,531	15,981

Weighted average common shares used in computing diluted net income per share	7,980	9,007	10,074	13,543	15,970	15,887	16,334

Basic Earnings Per Share
Net income before discontinued operations	$0.85	$0.09	$0.86	$1.57	$1.93	$1.46	$1.68
Discontinued operations, net (1)	0.05	—	—	—	—	—	—

Net income	$0.90	$0.09	$0.86	$1.57	$1.93	$1.46	$1.68

Diluted Earnings Per Share
Net income before discontinued operations	$0.64	$0.08	$0.83	$1.51	$1.88	$1.44	$1.65
Discontinued operations, net (1)	0.04	—	—	—	—	—	—

Net income	$0.68	$0.08	$0.83	$1.51	$1.88	$1.44	$1.65

Summary Balance Sheet Data
Cash and cash equivalents	$3,515	$4,861	$29,229	$57,679	$17,231	$20,750	$9,855
Patient accounts receivable, net of allowance for doubtful accounts	23,682	14,102	15,185	24,478	68,139	59,212	81,109
Total current assets	28,263	23,223	49,596	118,890	92,340	92,030	97,010
Goodwill and other intangible assets, net	22,301	25,768	35,448	66,984	208,449	208,483	223,174
Total assets	60,854	58,959	92,473	199,733	339,997	330,605	370,188
Total current liabilities	46,623	31,755	34,018	41,976	99,955	87,115	92,124
Long-term obligations, less current portions	8,799	5,516	3,087	1,709	43,063	55,208	36,513
Total stockholders’ equity	3,309	16,963	51,399	148,473	192,599	182,446	231,754

	Year ended December 31,					Nine-month periods ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(In thousands, except per share amounts and operational data)
Operational Data

General
States	9	10	11	13	16	15	17
Locations	56	63	79	110	221	212	264

Home Health
Locations	56	63	79	108	208	199	249
Medicare admissions (2)	36,634	42,979	43,008	51,400	99,642	56,972	78,491
Completed episodes (3)	40,973	43,957	51,078	75,510	120,987	84,665	126,214
Medicare visits (4)	854,321	885,302	913,726	1,349,936	2,089,524	1,477,597	2,233,952
Total visits (5)	1,010,090	1,068,983	1,052,391	1,514,000	2,364,887	1,625,152	2,533,298
Medicare visits per episode (6)	20.3	19.7	17.0	16.8	16.3	16.1	16.9

Hospice
Locations	n/a	n/a	n/a	2	13	13	13
Average Daily Census (7)	n/a	n/a	n/a	98	461	348	807

(1)	For the year ended December 31, 2001, we recognized a gain, net of income taxes, of $0.3 million from discontinued operations that consisted of a $0.9 million gain on the sale of an outpatient surgery center that was partially offset by $0.6 million in operating losses related to this outpatient surgery center and an infusion therapy division that was divested in 2000. Our basic and diluted net income per share, inclusive of discontinued operations, was $0.90 and $0.68, respectively, for the year ended December 31, 2001.
(2)	Medicare admissions are defined as the number of patients admitted to our agencies during the period for the first time where payment for services by Medicare is anticipated.
(3)	Completed episodes are the number of Medicare patients that have either reached the end of their 60-day eligibility period or terminated their service before the 60-day eligibility period has lapsed.
(4)	Medicare visits are the number of times during the period that our registered nurses, licensed practical nurses, physical therapists, speech therapists, occupational therapists, medical social workers and home health aides visit Medicare eligible patients in their residence.
(5)	Total visits are the number of times during the period that our registered nurses, licensed practical nurses, physical therapists, speech therapists, occupational therapists, medical social workers and home health aides visit all eligible patients in their residence.
(6)	Medicare visits per episode is calculated by dividing the total number of Medicare visits on completed episodes in the period by the total number of Medicare episodes completed in the period.
(7)	Average Daily Census is calculated by dividing the total number of days that hospice care is provided by the total number of days in the period.

OUR BUSINESS

We are one of the nation’s largest providers of home health services to Medicare beneficiaries. We deliver a wide range of health-related services in the home to individuals who may be recovering from surgery, have a chronic disability or terminal illness, or need assistance with the essential activities of daily living. The services we provide include skilled nursing and home health aide services; physical, occupational and speech therapy; and medically oriented social work to eligible individuals who require ongoing care that cannot be provided effectively by family and friends. In addition, we have developed and offer clinically focused programs for high-cost chronic conditions and disease categories, such as diabetes, coronary artery disease, congestive heart failure, complex wound care, chronic obstructive pulmonary disease, geriatric surgical recovery, behavioral health, stroke recovery and various rehabilitative programs with the focus on improving the functional ability of our geriatric population. As of September 30, 2006, we operated 249 Medicare-certified home health agencies in 17 states primarily in the Southern and Southeastern United States. We believe our services are attractive to payors and physicians because we combine clinical quality with cost-effectiveness and are accessible 24 hours a day, seven days a week. Our objective is to be the leading provider of high-quality, low-cost home health services in each market in which we operate.

In addition to home health agencies, we also operated 13 Medicare-certified hospice agencies as of September 30, 2006. Our hospice agencies provide palliative care and comfort to terminally ill patients of all age groups and their families. We provide hospice services to each patient using an interdisciplinary care team comprised of a physician, a patient care manager, registered nurses, certified home health aides, social workers, a chaplain, a homemaker and specially trained volunteers to assess the clinical, psychosocial and spiritual needs of the patients and their families and manage that care accordingly. We acquired our first hospice operation in April 2004 and currently operate hospice agencies in four states. Although we expect Medicare home health to remain our primary focus over the near and intermediate term, we believe home health and hospice are complementary services and plan to expand our hospice network through acquisitions and start-up activities in new and existing markets.

We have generated significant increases in revenue and earnings by focusing on internal growth and completing acquisitions on a selective basis. For the nine-month period ended September 30, 2006, we reported net service revenue of $397.1 million, net income of $26.9 million and earnings per diluted share of $1.65, compared to net service revenue of $262.7 million, net income of $22.8 million and earnings per diluted share of $1.44 for the same period in 2005. For the year ended December 31, 2005, we reported net service revenue of $381.6 million, net income of $30.1 million and earnings per diluted share of $1.88, compared to net service revenue of $227.1 million, net income of $20.5 million and earnings per diluted share of $1.51 for 2004. Our internal growth rate of Medicare patient admissions for the nine-month period ended September 30, 2006 was approximately 13%.

Our Market and Opportunity

Home health expenditures in the United States were approximately $43.2 billion in 2004, according to National Health Expenditure data. The home health industry is comprised of facility-based and hospital-based agencies owned by publicly traded and privately held companies, visiting nurse associations and nurse registries. The bulk of the home health industry is made up of thousands of relatively small local or regional providers, most of which are not well capitalized. The industry remains highly fragmented and we believe it represents an attractive consolidation opportunity. Although a small number of large, for-profit companies exist, none has a dominant market presence. Medicare is the largest single home health payor, accounting for $16.4 billion, or 38%, of total home health spending. These expenditures are expected to increase substantially over the coming years, growing to $27.3 billion by 2010 according to CMS, the U.S. federal agency that administers Medicare. There are approximately 8,100 Medicare-certified home health agencies currently in operation.

Among other factors, we believe that home health industry growth is being driven by primarily:

•	Patient Preference. We believe that when possible, patients prefer the convenience and comfort of receiving treatment in their homes. Studies have shown that patients actually respond to treatment more effectively if they are comfortable in the environment in which they receive care. Continuing advances in pharmaceutical development and medical technology are enabling a growing number of patients to receive treatment in lower intensity settings and, in many cases, to self-administer medications or to do so under the supervision of a qualified caregiver in their home.

•	Payor Incentives. Continuing economic pressures within the health care industry have led both public and private sector payors to implement strategies that create incentives for providers to deliver care more efficiently and in the most appropriate setting. This trend, combined with the substantial cost savings that can be realized through at-home treatment, has led to increased utilization of home health over the past ten years.

•	Demographic Changes. The population of older Americans is growing at an increasing rate and life expectancies in the United States are increasing. The U.S. Census Bureau estimates the population aged 65 and older will grow 49% from its 2005 level of 36.7 million (12% of the total population) to 54.6 million (16% of the total population) by 2020. The U.S. Census Bureau projects an increase in the over-85 population from 5.1 million in 2005 to 7.3 million in 2020. The growth in the elderly population and continued aging of these individuals is expected to continue to drive demand for home health services.

•	Increases in Chronic Disease Prevalence. Prolonged life expectancy often results in a higher incidence of chronic conditions and disease. For example, the use of antibiotics has markedly reduced death due to infectious causes, which in turn has led to an increase in the prevalence of chronic, non-infectious conditions such as coronary artery disease and diabetes. Other examples include success with preventive measures, such as the treatment of vascular disease, and ability to intervene effectively during acute events such as myocardial infarctions. These interventions have decreased the incidence of death resulting from acute episodes, which has led to the increased prevalence of chronic conditions associated with long-term disease.

We believe that many of the factors listed above are also driving growth in the hospice market. According to MedPAC, an independent federal body that advises Congress on Medicare issues, between 2000 and 2004 the number of Medicare beneficiaries utilizing hospice increased 49% and the share of Medicare decedents in hospice increased from 22% to 31%. Both medical professionals and the general public are becoming more educated regarding end-of-life care and are choosing hospice care over other alternative settings because of its focus on providing comfort and counseling to patients and their families. In addition, hospice has proven a much more cost-effective setting for terminal patients than hospitals and skilled nursing facilities. The largest payor in the hospice industry is Medicare, with 2006 estimated expenditures of $9.8 billion. According to data from the National Hospice and Palliative Care Organization, there are 3,650 hospice programs in the United States, with 2,872 Medicare-certified hospices in 2005 according to CMS. Approximately 57% of Medicare-certified agencies are freestanding and approximately 46% operate as for-profit entities. The hospice industry is similar to home health in that it is a highly fragmented market and has a relatively small number of companies of significant size. We believe it represents an attractive growth opportunity.

Our Competitive Strengths

We believe the following competitive strengths contribute to our strong market share in each of the markets in which we operate and will enable us to grow our business successfully and increase profitability:

•

Primary Emphasis on Medicare Home Health. Our primary focus is on providing home health services to Medicare beneficiaries, and we derive approximately 93% of our revenues from Medicare. We recruit and retain caregivers who are attentive to, and familiar with, the specialized needs of the elderly population. We deploy specialized nursing programs that focus on the high-cost diseases and conditions prevalent in the 65 and older demographic segment. We believe these efforts position us competitively to take advantage of recent CMS initiatives designed to deliver disease management services to seniors with high-cost or chronic conditions. Additionally, there are other benefits to our Medicare focus. For example, our billing and collections are simplified when compared to other health care providers because of our emphasis on the Medicare reimbursement process.

•	Proven Operating Model. Our home health model balances the benefits of promoting local agency responsibility and accountability for quality of care and operating results with the efficiencies gained from centralizing key administrative functions. Our home health agencies carry locally recognized branding and tailor their respective marketing efforts to address the specific needs of the communities, referral sources and Medicare beneficiaries they serve. Agency management teams work to establish strong relationships in their communities and with referral sources. To support our local management teams, we have centralized accounting, regulatory, marketing, payroll, intake, billing, collections, risk management and quality assurance functions. We have deployed standardized clinical programs and believe this initiative has improved quality of care and risk management through the implementation of best practices, which helps us actively manage clinical compliance across all of our home health agencies. In addition, our operations typically have access to more resources and financial management expertise than locally owned competitors.

•	Integrated Technology and Management Systems. We have invested in information technology and real-time management and monitoring capabilities that allow us to standardize the care delivered across our system and monitor the status of the patients we treat. Under the PPS, the majority of our revenue is pre-determined at admission based on a range of clinical criteria and the local wage index. Monitoring and controlling the time and costs associated with the care we provide is essential to maintaining our operating margins and profitability. Our real-time monitoring capability has contributed significantly to our ability to manage admissions growth. We believe that most competing providers lack the resources to implement similar systems. We believe our investment in technology enhances our ability to provide the quality and outcomes data required by CMS. In addition, we are deploying PoC laptop devices to our clinical staff to enhance the accuracy of patient information and further improve our compliance controls.

•	Demonstrated Ability to Identify and Integrate Acquisitions. We believe that we have a demonstrated track record of identifying, evaluating, acquiring and integrating companies in the home health and hospice markets. We attribute part of our success in integrating these agencies to our rigorous due diligence process prior to completing acquisitions. We employ a disciplined strategy based on defined acquisition criteria, including high service quality, a strong referral base, a compatible payor mix and opportunities for cost savings and significant internal growth. We have also developed a comprehensive post-acquisition strategic plan to facilitate the integration of acquired agencies that includes improving operating margins, recruiting qualified nurses and account executives, expanding relationships with local physicians and discharge planners, expanding the breadth and quality of services and transitioning acquired agencies onto our information technology platform.

•	Significant Cash Flow from Operations and Relatively Low Capital Expenditures. We generate significant cash flow from operations due to the profitable operation of our business, our relatively low capital expenditure requirements and active management of our working capital. Our capital expenditure requirements are low because our services do not require the purchase and replacement of expensive medical equipment. Historically, our maintenance capital expenditures have amounted to less than 2% of our revenue.

•	Patient-Oriented Company Culture. We believe that we have developed a strong patient-oriented culture that emphasizes quality of care. We communicate frequently with our employees and provide education opportunities along with competitive benefits. We reinforce our culture not only through an orientation program for new employees, but also an ongoing emphasis on the importance of high-quality patient care and the need to remain productive while keeping our costs low. We keep our employees informed about corporate events and solicit feedback regarding ways to improve our services and their working environment. We also provide extensive sales and compliance training for our employees as part of their ongoing education.

Our Strategy

Our objective is to be the leading provider of high-quality, low-cost home health services in each of the markets in which we operate. To achieve this objective, we intend to:

•	Focus on Medicare-Eligible Patients. The rapidly growing population of Medicare beneficiaries represents a compelling market for home health and hospice providers. Implementation of the PPS in the home health industry has created a relatively stable reimbursement environment favoring companies such as ours that focus on providing high-quality, low-cost home health and hospice services.

•	Emphasize Internal Growth. We emphasize the internal growth of Medicare patient admissions, which increased approximately 13% for the nine-month period ended September 30, 2006. We drive internal growth by: (1) maintaining an emphasis on high-quality care; (2) expanding and enhancing referral relationships in our local and regional markets; (3) continuing to educate referral sources regarding our specialized programs that focus on high-cost chronic conditions and diseases; (4) developing strategic partnerships with large hospital systems to increase admission volume; (5) expanding our service coverage areas by developing new locations; and (6) attracting and retaining highly skilled and experienced employees through communication, education, empowerment and competitive benefits.

•	Grow Through Strategic Acquisitions. We believe our focus on Medicare beneficiaries and our size and national reputation provides us with a strategic advantage when assessing potential acquisitions. The majority of the home health agencies and hospice programs are owned either by hospitals or independent operators. We employ a disciplined acquisition strategy based on defined acquisition criteria, including high-quality service, a strong referral base and compatible payor mix. Between October 1, 2005 and September 30, 2006, we completed seven acquisitions that included 14 home health agencies and one therapy staffing agency. In the future, we plan to evaluate and pursue home health and hospice acquisitions in our target markets as well as other acquisitions that complement our business strategy. Attractive acquisitions offer prospects for cost efficiencies and internal growth within our existing markets, opportunities to expand service coverage into contiguous geographic markets and the ability to achieve economies of scale associated with large, concentrated patient volumes.

•	Leverage our Cost-Efficient Operating Structure. We believe the size and scale of our infrastructure and operating systems offer the opportunity to achieve operating leverage at both the agency and corporate level. At the agency level, we have developed a cost-efficient operating model that focuses on productivity, per episode utilization and clinical outcomes, among other measures. To manage our diverse network of locations, we use a proprietary information system that reduces administrative and operating costs through the integration of clinical, financial and operating functions. We manage all patient care and utilization on a real-time basis from both a clinical and financial perspective through a system of exception reporting. We believe our operating structure and information systems have facilitated our ability to generate and manage strong internal growth in admissions. At the corporate level, our geographic focus and investment in infrastructure and information systems enable us to leverage regional and senior management resources and add new locations without proportionate increases in corporate expense.

•

Continue to Develop and Deploy Specialized Programs for Chronic Diseases and Conditions. We have developed specialized services that focus on high-cost diseases and chronic conditions and have successfully launched programs for diabetes, coronary artery disease, congestive heart failure, orthopedics, wound care, geriatric surgical recovery and behavioral health, among others. Our specialty programs represent an attractive growth opportunity because they combine clinical quality and 24-hour access, seven days a week, which is appealing to patients and physicians, with cost-effective delivery of high-quality nursing care to patients who have high-cost or chronic conditions. We believe these efforts position us to participate in CMS disease management initiatives to address the needs of chronic Medicare populations either directly or through partnerships, including the CMS Medicare Health Support Program and Medicare Advantage Special Needs Plans. Medicare Health Support is a CMS initiative focused on introducing disease management services and protocols to Medicare-eligible individuals. Special Needs Plans are arrangements under which Medicare Advantage managed care entities are allowed exemptions to target and enroll specific populations meeting certain eligibility criteria, one such category being seniors with high-cost or chronic conditions requiring specialized care.

Our Home Health Agencies

As of September 30, 2006, we operated 249 Medicare-certified home health agencies in 17 states primarily in the Southern and Southeastern United States. A director and team of administrative professionals lead each agency and have primary responsibility for the day-to-day operations. Our agencies are staffed with experienced clinical home health professionals who provide a wide range of patient care services. Our home health operations are organized into six regions, each of which provides clinical, operational and sales support. To support our local agencies, we have centralized accounting, regulatory, marketing, payroll, intake, billing, collections, risk management and quality assurance function. All of our agencies are accredited or in the process of seeking accreditation by the Joint Commission on Accreditation of Health Care Organizations, or JCAHO.

We deliver health-related services in the home to eligible individuals who require ongoing skilled nursing and associated care. Our patients are typically recovering, disabled, or chronically or terminally ill persons in need of medical, nursing, social, or therapeutic treatment and assistance with the essential activities of daily living.

We provide a wide variety of home health services including:

•	registered nursing services such as infusion therapy, skilled monitoring, assessments and patient education;

•	licensed practical nursing services, including performance of technical procedures, administration of medications and changing of surgical and medical dressings;

•	physical and occupational therapy to strengthen muscles, restore range of motion and help patients perform the activities of daily living;

•	speech pathology and therapy to restore communication and oral skills;

•	social work to help families address the problems associated with acute and chronic illnesses;

•	home health aid services to perform personal care such as bathing or assistance in walking; and

•	private duty services such as continuous hourly nursing care and sitter services.

Our Hospice Agencies

As of September 30, 2006, we operated 13 Medicare-certified hospice agencies in four states in the Southern and Southeastern United States. Our hospice agencies provide palliative care and comfort to terminally ill patients of all age groups and their families. We provide hospice services to each patient using an interdisciplinary care team comprised of a physician, a patient care manager, registered nurses, certified home health aides, social workers, a chaplain, a homemaker and specially trained volunteers. This team develops a plan of care and delivers, monitors and coordinates that plan with the goal of providing appropriate care for the patient and their family.

Sales and Marketing

Our sales and marketing efforts are directed primarily at physicians and hospital discharge planners, who are responsible for referring patients to home health and hospice agencies. Marketing activities are coordinated locally by the individual agency and are supplemented by regional sales management and dedicated corporate personnel. These activities generally emphasize the benefits offered by our home health and hospice agencies as compared to other providers in the market, such as our focus on addressing the unique needs of Medicare beneficiaries; our specialized programs and focus on specific disease and chronic conditions such as diabetes, coronary artery disease and congestive heart failure, orthopedics and wound care; our ability to schedule and coordinate patient assessment and admission, when appropriate, with little to no inconvenience to the patient; and our size and scale. Although the agency director is the primary point of contact, physicians who utilize our agencies are important sources of recommendations to other physicians regarding the benefits of using our services. Each agency director develops a target list of physicians and discharge planners, and we continually review these marketing lists and the progress in contacting and successfully attracting additional local referral sources.

Technology

The development and enhancement of our information technology systems continues to be a key component of our strategy. We have invested significant time and resources enhancing the capabilities of our technology platform in recent years to provide us with a potential strategic advantage over competitors. We have standardized and have automated most of the critical components of the operational, clinical, financial and compliance-related processes at our locations. We have implemented a wide area network that connects all of our agencies to a central corporate system. This infrastructure allows us to introduce standardized programs to all of our locations in a highly efficient manner and to monitor and manage critical clinical and financial aspects of patient care and utilization on a real-time basis.

Through our PoC system, we are streamlining the process by which our visiting home health nurses accumulate information while in the residences of our patients. This initiative includes providing our visiting staff with laptop computers that allow them to document all relevant clinical information, and the patient’s medical situation. This electronic memorialization of the visit will significantly reduce paper processing and duplicative work while contributing to a higher degree of accuracy and expediting the billing process. We anticipate that approximately 100 agencies will be on-line by the end of 2006 with the rollout complete in mid-2007.

We have developed and utilize a proprietary Windows-based clinical software system to collect assessment data, schedule and log patient visits, generate medical orders and monitor treatments and outcomes in accordance with established medical standards. We have enhanced this software extensively utilizing employed development staff. Our billing and collection software has been designed to ease the flow of information to our accounting, payroll, human resources and employee benefit software and is used throughout our operations. We intend to continue our efforts to improve the clinical, financial and compliance applications of our information technology systems.

Until such time as our PoC system is fully operational, we will continue to use document recognition software developed by Healthcare Quality Systems, or HQS, that enables our agencies to scan assessment forms into our clinical system, which reduces the amount of time spent on data entry, standardizes the data collection process and significantly reduces data entry errors. Each assessment from our agencies is sent electronically to HQS, which uses a proprietary software system of smart edits to flag inconsistencies and errors in order to enable our nurses to make necessary corrections. Assessments are then provided to us electronically by HQS and automatically uploaded to our clinical and operational system. Once the data is integrated into our clinical system, it is used in all of our processing functions.

Compliance and Quality Improvement

We are a health care services business and the quality and reputation of our personnel and operations are critical to our success. We develop, implement and maintain comprehensive compliance and quality improvement programs as a component of the centralized corporate services provided to our home health and hospice agencies. Our compliance program includes a code of ethical conduct for our employees and affiliates and a process for reporting regulatory or ethical concerns to our Chief Compliance Officer, including a toll-free telephone hotline. We have a Compliance Committee, which is chaired by the Chief Compliance Officer and is comprised of our Chief Executive Officer, Chief Operating Officer, the Senior Vice President of Clinical Operations and the Senior Vice President of Human Resources. This Corporate Compliance Committee reviews and recommends appropriate courses of action for handling compliance issues.

The effectiveness of our compliance program is directly related to the legal and ethical training that we provide to our employees. Compliance education for new hires is initiated immediately upon employment with corporate video and on-line training. This education is reinforced through regional corporate orientation during the quarter following an employee’s hire date when the Chief Compliance Officer conducts a comprehensive compliance training seminar along with both the Chief Executive Officer and the Chief Operating Officer. Moreover, we conduct specific compliance training targeting employees in specific areas of the company. In particular, all employees in our corporate offices and in the field that are involved in the billing process are required to participate in an annual billing compliance seminar that is led by the Chief Compliance Officer and is conducted at various, regional sites each year. Additionally, billing staff are also required to complete an annual Billing Compliance Training and Certification course, which includes a video and workbook, as well as a post-test requiring 100% accuracy in order to maintain employment. All newly hired sales employees receive additional training from the Chief Compliance Officer in conjunction with business development orientation. In addition, all of our existing employees are required to receive continuing compliance education and training each year. We conduct periodic compliance surveys of all of our agencies, which include audits of patient charts and documentation to ensure compliance with Medicare regulations. Audit findings and corresponding action plans are routed to both the Chief Compliance Officer and the Senior Vice President of Operations.

An internal auditor provides a second compliance review function to ensure the legality and propriety of our activities and to report any finding of potential fraud or abuse that is uncovered in the course of the audits. Our quality improvement reinforces and complements our compliance program by improving the quality of field staff education, performing competency assessments, conducting separate agency quality audits and visiting patients to ensure compliance guidelines are met.

Our proprietary disease management programs and clinical protocols ensure that consistent, quality care is delivered across the organization and are a critical component of improving patient outcomes. We utilize the federal government’s Outcome Based Quality Improvement Scores and the Home Health Outcome Compare Scores to measure the quality of our services and to monitor the effectiveness of our quality improvement initiatives. We also use outside consultants to provide independent data and analysis to support our quality improvement initiatives. One such consulting firm benchmarks clinical activities and outcomes for all of our agencies against state, regional and national averages and provides individual agency rankings across a host of categories that enable us to identify trends in the delivery of care. Another independent firm provides computer software systems that analyze our billings to ensure that assessment forms are completed properly and that internally mandated assessment methodologies and coding procedures are followed. This software system identifies any assessment or billing trends that are exceptions to corporate guidelines.

Our compliance and quality improvement programs are intended to ensure that our employees are well trained and capable of delivering high-quality service. We incorporate compliance staffing and oversight into our growth plans and believe our consistent focus on compliance and quality improvement provides us with a competitive advantage in the market.

Reimbursement

Patient Eligibility and Payors

Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 or older or who are disabled. The Medicare home health benefit is available to patients who need care following discharge from a hospital, as well as patients who suffer from chronic conditions that require ongoing but intermittent care. The services received need not be rehabilitative or of a finite duration; however, patients who require full-time skilled nursing for an extended period of time generally do not qualify for Medicare home health benefits. As a condition of participation under Medicare, beneficiaries must: (1) be homebound in that they are unable to leave their home without considerable effort; (2) require intermittent skilled nursing, physical therapy or speech therapy services that are covered by Medicare; and (3) receive treatment under a plan of care that is established and periodically reviewed by a physician. Qualifying patients may also receive reimbursement for occupational therapy, medical social services and home health aide services if these additional services are part of a plan of care prescribed by a physician. There is no limit to the number of episodes a beneficiary may receive as long as they remain eligible. The Medicare hospice benefit is available to Medicare-eligible patients who have advanced illnesses and are certified by a physician as having a life expectancy of six months or less. Revenue from our home health and hospice services is derived from Medicare, Medicaid, private insurance carriers, managed care organizations, individuals and other health insurance programs. Medicaid, a program jointly funded by federal, state and local governmental health care programs, is designed to pay for certain health care and medical services provided to low income individuals without regard to age. We also have several contracts for negotiated fees with insurers and managed care organizations.

Home Health Reimbursement

Under the PPS, we receive a standard prospective Medicare payment for delivering care over a base 60-day period, or episode of care. Most patients complete treatment within one payment episode, though multiple continuous episodes are allowed. The base payment, which is established through federal legislation, is a flat rate that is adjusted upward or downward to account for differences in the expected resource needs of individual patients as indicated by clinical severity, functional severity and service utilization. The adjustment is derived from each patient’s categorization into one of 80 payment groups, known as home health resource groups, and the cost of care for patients in each group relative to the average patient. Our payment is also adjusted for differences in local prices using the hospital wage index.

We bill and are reimbursed for services in two stages: (1) an initial claim when the episode commences and (2) a final claim when it is completed. We receive 60% of the estimated payment for a patient’s initial episode upon admission after the initial assessment is completed and billed and the remaining 40% upon completion of the episode and after all final treatment orders are signed by the physician. In the event of subsequent episodes, reimbursement is paid 50% up-front and 50% upon completion of the episode. Final payments may reflect one of five retroactive adjustments to ensure the adequacy and effectiveness of the total reimbursement: (1) an outlier payment if the patient’s care was unusually costly; (2) a low utilization adjustment if the number of visits was fewer than five; (3) a partial payment if the patient transferred to another provider before completing the episode; (4) a change-in-condition adjustment if the patient’s medical status changed significantly, resulting in the need for more or less care; or (5) a payment adjustment based upon the level of therapy services required. We submit all Medicare claims through two fiscal intermediaries for the federal government.

The current base payment for a Medicare home health episode is $2,264. Since implementation of the PPS in October 2000, the base episode payment has varied due to the impact of annual market basket based increases and Medicare-related legislation. CMS recently proposed a 3.1% increase to Medicare home health rates for 2007 despite MedPAC recommending to Congress that the 2007 increase be eliminated. MedPAC based its recommendation on factors that it believes indicate improving access to home health care, favorable economics for providers, and improving quality of care. Under the current CMS proposal, 2.0% of the proposed 3.1% increase is contingent upon home health providers reporting ten clinical quality measures through Outcome and Assessment Information Set, or OASIS. CMS has collected and published OASIS data since 2003 and has indicated that it is considering using this data to reward providers with superior outcomes. CMS has further indicated that any such change to reimbursement would be budget-neutral. Under such a system, a modest portion of total payments would be redistributed, or increased slightly for providers with above average outcomes scores and decreased slightly for providers with scores below average in their respective service areas or regions. We collect and submit OASIS data for all of our Medicare episodes and believe we provide high-quality services.

Hospice Reimbursement

Hospice services became a covered benefit under Medicare in 1983. Medicare distinguishes between four levels of hospice care: (1) routine home care; (2) general inpatient care; (3) continuous home care; and (4) respite care. Medicare reimburses for services based on a standard prospective rate for delivering care over a base 90-day or 60-day period. More than 95% of hospice care is classified as routine home care, which had a per diem reimbursement rate of $126 for the period November 1, 2005 to October 31, 2006. For the period November 1, 2006 to October 31, 2007, CMS approved a 3.4% rate increase for hospice services.

Government Regulation

Our home health and hospice businesses are highly regulated by federal, state and local authorities. Regulations and policies frequently change and we monitor changes through trade and governmental publications and associations. We also meet regularly with a group of financial, legal and regulatory consultants to discuss emerging issues that may affect our business. Our home health and hospice subsidiaries are certified by CMS and are therefore eligible to receive reimbursement for services through the Medicare system.

Our agencies also are subject to federal, state and local laws dealing with issues such as occupational safety, employment, medical leave, insurance, civil rights, discrimination, building codes and other environmental issues. Federal, state and local governments are expanding the regulatory requirements on businesses. The imposition of these regulatory requirements may have the effect of increasing our operating costs and reducing the profitability of our operations.

Certificates of Need and Permits of Approval

Home health and hospice agencies have licenses granted by the health authorities of their respective states. Additionally, state health authorities in 18 states require a certificate of need, or CON (or, as it is referred to in Arkansas, a permit of approval, or POA) in order to establish and operate a home health agency and twelve states require a CON to operate a hospice agency.

We have home health agencies in the following CON states: Alabama, Arkansas (POA), Georgia, Kentucky, Maryland, Mississippi, North Carolina, South Carolina, Tennessee and West Virginia. Florida, Indiana, Louisiana, Ohio, Oklahoma, Texas and Virginia currently do not have such requirements; however, Louisiana remains subject to a legislative moratorium on the award of new home health licenses.

We have hospice locations in only one CON state, Tennessee. Alabama, Louisiana and Virginia do not have such requirements.

In every state where required, our locations possess a license and/or CON or POA issued by the state health authority that determines the local service areas for the home health or hospice agency. States with CON and POA laws place limits on the (1) construction and acquisition of health care facilities and operations and (2) expansion of existing facilities and services. In these states, approvals are required for capital expenditures exceeding amounts above the stated thresholds.

State CON and POA laws generally provide that, prior to the addition of new capacity, the construction of new facilities or the introduction of new services, a designated state health planning agency must determine that a need exists for those beds, facilities or services. The process is intended to promote comprehensive health care planning, assist in providing high-quality health care at the lowest possible cost and avoid unnecessary duplication by ensuring that only those health care facilities and operations that are needed will be built and opened.

Medicare Participation

Approximately 93% of our revenue during 2005 and for the nine-month period ended September 30, 2006 was received from Medicare and we expect to continue to receive the majority of our revenues from serving Medicare beneficiaries. To participate in the Medicare program and receive Medicare payments, our agencies must comply with regulations promulgated by the Department of Health and Human Services. Among other things, these regulations, known as “conditions of participation,” relate to the type of facility, its personnel and its standards of medical care, as well as its compliance with state and local laws and regulations.

Federal and State Anti-Kickback Laws

As a provider under the Medicare and Medicaid systems, we are subject to the various anti-fraud and abuse laws, including the federal health care programs’ anti-kickback statute and, where applicable, their state law counterparts. These laws prohibit any offer, payment, solicitation or receipt of any form of remuneration to induce or reward the referral of business reimbursable under a federal health care program or in return for the purchase, lease, order, arranging for, or recommendation of items or services covered by any federal health care programs or any health care plans or programs that are funded by the United States government (other than certain federal employee health insurance benefits) and certain state health care programs that receive federal funds under various programs, such as Medicaid. A related law forbids the offer or transfer of any item or service for less than fair market value, or certain waivers of co-payment obligations, to a beneficiary of Medicare or a state health care program that is likely to influence the beneficiary’s selection of health care providers. Violations of the anti-fraud and abuse laws can result in the imposition of substantial civil and criminal penalties and, potentially, exclusion from furnishing services under any federal health care programs. In addition, the states in which we operate generally have laws that prohibit certain direct or indirect payments or fee-splitting arrangements between health care providers where they are designed to obtain the referral of patients from a particular provider.

Stark Laws

Congress adopted legislation in 1989, known as the “Stark law,” that generally prohibits a physician from ordering clinical laboratory services for a Medicare beneficiary where the entity providing that service has a financial relationship (including direct or indirect ownership or compensation relationships) with the physician (or a member of his/her immediate family), and prohibits such entity from billing for or receiving reimbursement for such services, unless a specified exception is available. Additional legislation, known as “Stark II,” became effective January 1, 1993. That legislation extends the Stark law prohibitions to services under state Medicaid programs and beyond clinical laboratory services to all “designated health services,” including, but not limited to, home health services, durable medical equipment and supplies, parenteral and enteral nutrients, equipment and supplies. Violations of the Stark laws may also trigger civil monetary penalties and program exclusion. Pursuant to Stark II, physicians who are compensated by us will be prohibited from seeking reimbursement for designated health services rendered to such patients unless an exception applies. One such exception we use is a safe harbor that allows us to contract with certain physicians at fair market value to provide consulting work to our agencies. Another such exception that we make use of is a safe harbor allowing us to lease office space from certain physicians at fair market value for legitimate and commercially reasonable business purposes. Several of the states in which we conduct business have also enacted statutes similar in scope and purpose to the federal fraud and abuse laws and the Stark laws.

HIPAA

HIPAA was enacted August 21, 1996 to assure health insurance portability, reduce health care fraud and abuse, guarantee security and privacy of health information and enforce standards for health information. Organizations were required to be in compliance with certain HIPAA provisions relating to security and privacy beginning April 14, 2003. Organizations are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations. Regulations issued pursuant to HIPAA impose ongoing obligations relative to training, monitoring and enforcement and management has implemented processes and procedures to ensure continued compliance with these regulations.

Pursuant to the provisions of HIPAA, covered health care providers are required to be compliant with the regulation’s electronic Health Care Transactions and Code Sets Requirements. In conformity with these federal regulations, we are now capable of transmitting data in the new standard format.

Insurance

We are obligated for certain costs under various insurance programs, including employee health and welfare, workers’ compensation and professional liability, and while we maintain various insurance programs to cover these risks, we are self-insured for a substantial portion of our potential claims. We recognize our obligations associated with these costs in the period in which a claim is incurred, including with respect to both reported claims and claims incurred but not reported, up to specified deductible limits. These costs have generally been estimated based on independent actuarial analysis and historical data of our claims experience. Such estimates, and the resulting reserves, are reviewed and updated on a quarterly basis.

We are self-insured for health claims up to contractual policy limits. Claims in excess of $150,000 per incident are insured by third party reinsurers. As of September 30, 2006, we have made deposits with our carrier net of claims already paid of $0.8 million and our accrual for both outstanding and incurred but not reported claims was $2.6 million based upon independent actuarial estimates.

We are self-insured for workers compensation claims up to $250,000. Claims in excess of $250,000 per incident are insured by third party reinsurers. We have elected to either fund our carrier with a letter of credit or a deposit for the purpose of guaranteeing the payment of claims. Our deposits may be depleting or non-depleting. A depleting deposit allows the carrier to draw upon the funds in order to pay the claims. Where we have provided a non-depleting deposit, the carrier invoices us each month for reimbursement of claims that they have paid. For carriers funded by a letter of credit and carriers where our deposit is deemed insufficient to satisfy our total estimated obligation, we record an accrued liability for the portion of the estimated obligation that exceeds the amount of cash held by the carrier. As of September 30, 2006, we have made deposits with the carriers net of claims already paid of $3.4 million, outstanding letters of credit totaled $4.7 million and our accrual for both outstanding and incurred but not reported claims was $8.6 million based upon independent actuarial estimates.

We maintain insurance coverage with per case deductible limits of $100,000 with respect to professional liability. As of September 30, 2006, our accrual for both outstanding claims and incurred but not reported claims was $1.1 million based upon actuarial estimates.

We maintain directors’ and officers’ insurance with aggregate annual limits of $15.0 million.

Legal Proceedings

We are involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which may not be covered by our insurance. These actions, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our financial position, results of operations or cash flows.

Alliance Home Health, Inc.

Alliance Home Health, Inc., or Alliance, one of our wholly owned subsidiaries, was acquired in 1998 and ceased operations in 1999. Alliance filed for Chapter 7 federal bankruptcy protection with the United States Bankruptcy Court in the Northern District of Oklahoma on September 29, 2000. A trustee was appointed for Alliance in 2001. We are still awaiting a final ruling by the federal bankruptcy judge and until such time, our consolidated financial statements will continue to consolidate the Alliance contingencies that net to a $4.2 million liability.

Corporate Integrity Agreement

In 1999, we uncovered certain improprieties stemming from the unauthorized conduct of an agency director in an agency we had acquired in Monroe, Louisiana. We self-reported these improprieties to the OIG and following an extensive series of audits, reached a settlement with the Federal government in August 2003, whereby we agreed to repay approximately $1.2 million to the government in three annual payments, the last of which we made in August 2005. As part of the settlement, we also executed the CIA, a three-year arrangement which required, among other things, that we (1) maintain our training and compliance programs; (2) provide additional, specific training in certain areas; (3) conduct annual, independent audits of the Monroe agency; and (4) make timely disclosure of, and repay, overpayments resulting from any potential fraud or abuse of which we became aware. The term of the CIA expired on August 11, 2006. Notwithstanding this expiration, we have trailing obligations under the CIA. For example, we are required to submit final annual reports and audits, must grant the OIG inspection and review rights for 120 days post-filing of the final annual report, and must retain records of our compliance with the CIA through August 2010.

Competition

We compete with local, regional and national home health and hospice providers for referrals based primarily on scope and quality of services, geographic coverage, outcomes data and, in selected instances, pricing. The impact of this competition is best determined on a market-by-market basis. Our primary competitors for our home health business are hospital-based home health agencies, local home health agencies and visiting nurse associations. We compete with other home health providers on the basis of availability of personnel, quality and expertise of services and the value and price of services. In addition, there are relatively few barriers to entry in some of the home health and hospice markets in which we operate. We believe our generally favorable competitive position is attributable to our reputation for consistent, high-quality care, comprehensive range of services, state-of-the-art information management systems and widespread service network.

Employees

At September 30, 2006, we had 7,005 employees, of which 4,670 were full-time employees. None of our employees are represented by a collective bargaining agreement. We believe that we have a good relationship with our employees.

Properties

Our corporate headquarters are located in Baton Rouge, Louisiana in a total of 36,869 square feet of leased office space, under four separate lease agreements, each of which expires December 31, 2006. We are in the process of renovating an approximately 110,000 square foot building in Baton Rouge that we purchased in 2005. Upon completion in November 2006, we will consolidate our corporate operations in that new location.

Typically, our home health and hospice agencies are located in leased facilities. Generally, the leases have initial terms of three years, but range from one to six years. Most of the leases contain options to extend the lease period for up to five additional years.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement dated November    , 2006, the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have severally agreed to purchase from us the respective number of shares of our common stock set forth opposite their names below:

Underwriters	Number of Shares
Raymond James & Associates, Inc.
Wachovia Capital Markets, LLC
UBS Securities LLC
CIBC World Markets Corp.
J.P. Morgan Securities Inc.

Total	3,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to the terms and conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the over-allotment option described below.

The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $             per share, of which $             may be re-allowed to other dealers. After this offering, the public offering price, concession and re-allowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 450,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise their over-allotment option to purchase any of these additional 450,000 shares of common stock, each underwriter, subject to several conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriter’s percentage purchase commitment in this offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

The following table summarizes the underwriting compensation to be paid to the underwriters by us if the underwriters exercise the over-allotment option. These amounts assume both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares from us. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to below, will be approximately $            .

	Per Share	Without Option	With Option
Underwriting discount payable by us

We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Subject to specified exceptions, each of our directors and our executive officers will agree, and we will use our best efforts to cause certain of our shareholders to agree, for a period of 90 days after the date of this prospectus, without the prior written consent of Raymond James & Associates, Inc., not to offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock. This agreement also precludes any hedging, collar or other transaction designed or reasonably expected to result in a disposition of our common stock or securities convertible into or exercisable or exchangeable for our common stock.

In addition, we have agreed that, for 90 days after the date of this prospectus, we will not, directly or indirectly, without the prior written consent of Raymond James & Associates, Inc., issue, sell, contract to sell, or otherwise dispose of or transfer, any of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, except for our sale of common stock in this offering, and the issuance of options or shares of common stock under our currently outstanding warrants and our existing stock option plans.

Until the offering is completed, the rules of the SEC may limit the ability of the underwriters and selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in some types of transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. In passive market making, the underwriter, in its capacity as market maker in the common stock, may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the NASDAQ Global Select Market or otherwise.

Some of the underwriters or their affiliates, including Raymond James & Associates, Inc., have in the past and may in the future perform investment banking and other financial services for us and our affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. In particular, affiliates of certain of the underwriters are lenders under our senior credit facility. Wachovia Bank, National Association, is the administrative agent and a lender under our credit agreement. Wachovia Bank is an affiliate of one of the underwriters, Wachovia Capital Markets, LLC. UBS Loan Finance LLC is a lender under our credit agreement and is an affiliate of one of the underwriters, UBS Securities LLC. Because more than 10% of the net proceeds in this offering will be paid to an affiliate of an underwriter that is participating in this offering, the offering is being made in compliance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Nashville, Tennessee. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained herein or incorporated by reference. The SEC allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information. Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof. You should read the following summary together with the more detailed information regarding us, our common stock and our financial statements and the notes thereto appearing elsewhere in this prospectus or incorporated in this prospectus by reference.

You should rely only on the information in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information herein is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since then.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC’s public reference room, located at 100 F. Street, N.E., Washington, D.C. 20549, under SEC File No. 000-24260. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at no cost from the SEC’s website at www.sec.gov. Our website address is www.amedisys.com. Information contained on our website is not part of this prospectus.

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006;

•	our Current Reports on Form 8-K filed February 28, 2006, June 7, 2006 and October 26, 2006; and

•	our definitive proxy statement filed April 27, 2006.

The reports and other documents that we file after the date hereof will update, supplement and supersede the information in this prospectus. You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Amedisys, Inc.

11100 Mead Road, Suite 300

Baton Rouge, Louisiana 70816

(225) 292-2031

Attn: Donald Loverich, Jr.

You should rely only on the information in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information herein is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since then.

3,000,000 Shares

Common Stock

PROSPECTUS

RAYMOND JAMES

WACHOVIA SECURITIES

UBS INVESTMENT BANK

CIBC WORLD MARKETS

JPMORGAN

                         , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by Amedisys, Inc. (the “Registrant” or the “Company”). All of such fees and expenses, except for the SEC registration fee, are estimated:

SEC registration fee	$15,958
Transfer agent’s fees and expenses	3,500
Legal fees and expenses	100,000
Printing fees and expenses	125,000
Accounting fees and expenses	60,000
Listing fees	34,500
Miscellaneous fees and expenses	11,042

TOTAL	$350,000

Item 15.	Indemnification of Officers and Directors

The Company’s By-laws provide for indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law. The provisions of Article VI, Section 7 of the Company’s By-laws constitute a contract of indemnification between the Company and its officers and directors. Article VI, Section 7 of the Company’s By-laws permits the Company to purchase and maintain officers’ and directors’ liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to the same provision. The Company provides officers’ and directors’ liability insurance for its officers and directors.

The Company has entered into indemnification agreements with certain of its directors and executive officers providing contractual indemnification by the Company to the fullest extent permissible under Delaware law.

The Company and the underwriters have agreed to indemnify each other and each other’s controlling persons, as applicable, against certain liabilities under the Securities Act in connection with this registration statement.

Item 16.	Exhibits

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement (to be filed by pre-effective amendment)

4.1	Credit Agreement with Wachovia Bank, National Association, as Administrative Agent, and General Electric Capital Corporation, as Syndication Agent, dated as of July 11, 2005 (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)

4.2	Amendment No. 1 to Credit Agreement with Wachovia Bank, National Association, as Administrative Agent, and General Electric Capital Corporation, as Syndication Agent, dated as of August 31, 2005 (incorporated by reference to Exhibit 4.6.2 to the Annual Report on Form 10-K for the year ended December 31, 2005)

4.3	Amendment No. 2 to Credit Agreement with Wachovia Bank, National Association, as Administrative Agent, and General Electric Capital Corporation, as Syndication Agent, dated as of February 16, 2006 (incorporated by reference to Exhibit 4.6.3 to the Annual Report on Form 10-K for the year ended December 31, 2005)

4.4	Amendment No. 3 to Credit Agreement with Wachovia Bank, National Association, as Administrative Agent, and General Electric Capital Corporation, as Syndication Agent, dated as of June 1, 2006 (incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)

4.5	Shareholder Rights Agreement (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K filed June 16, 2000, and as Exhibit 4 to the Registration Statement on Form 8-A12G filed June 16, 2000)

4.6	Amendment dated July 26, 2006 to Shareholder Rights Agreement (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)

4.7	Registration Rights Agreement between Amedisys, Inc. and the person whose name and address appears on the signature page thereto (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-3 filed March 11, 1998)

4.8	Forms of Warrants issued by Amedisys, Inc. to Raymond James & Associates, Inc. and Jefferies & Company, Inc. (incorporated by reference to Exhibits 10.1 and 10.2 to the Current Report on Form 8-K filed December 10, 2003)

4.9	Common Stock Specimen (previously filed as an exhibit to the Annual Report on Form 10-KSB for the year ended December 31, 1994)

5.1	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC as to the legality of the securities being registered (filed herewith)

23.1	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (included in Exhibit 5.1)

23.2	Consent of KPMG LLP (filed herewith)

24.1	Power of Attorney (included as part of the signature page to this Registration Statement and incorporated herein by reference)

Item 17.	Undertakings.

(a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, State of Louisiana, on the 26th day of October, 2006.

AMEDISYS, INC.

/s/ William F. Borne
William F. Borne
Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William F. Borne and Donald Loverich, Jr., and each of them, as his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in his name, place and stead, in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to the Registration Statement and to file the same, with all exhibits thereto, and all documents in connection therewith and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on this 26th day of October, 2006.

Name and Signature	Title

/s/ William F. Borne William F. Borne	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/s/ Larry R. Graham Larry R. Graham	President and Chief Operating Officer

/s/ Donald Loverich, Jr. Donald Loverich, Jr.	Principal Financial Officer and Treasurer (Principal Financial and Accounting Officer)

/s/ Ronald A. LaBorde Ronald A. LaBorde	Director

/s/ Jake L. Netterville Jake L. Netterville	Director

/s/ David R. Pitts David R. Pitts	Director

/s/ Peter F. Ricchiuti Peter F. Ricchiuti	Director

/s/ Donald A. Washburn Donald A. Washburn	Director

INDEX TO EXHIBITS

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement (to be filed by pre-effective amendment)

4.1	Credit Agreement with Wachovia Bank, National Association, as Administrative Agent, and General Electric Capital Corporation, as Syndication Agent, dated as of July 11, 2005 (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)

4.2	Amendment No. 1 to Credit Agreement with Wachovia Bank, National Association, as Administrative Agent, and General Electric Capital Corporation, as Syndication Agent, dated as of August 31, 2005 (incorporated by reference to Exhibit 4.6.2 to the Annual Report on Form 10-K for the year ended December 31, 2005)

4.3	Amendment No. 2 to Credit Agreement with Wachovia Bank, National Association, as Administrative Agent, and General Electric Capital Corporation, as Syndication Agent, dated as of February 16, 2006 (incorporated by reference to Exhibit 4.6.3 to the Annual Report on Form 10-K for the year ended December 31, 2005)

4.4	Amendment No. 3 to Credit Agreement with Wachovia Bank, National Association, as Administrative Agent, and General Electric Capital Corporation, as Syndication Agent, dated as of June 1, 2006 (incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)

4.5	Shareholder Rights Agreement (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K filed June 16, 2000, and as Exhibit 4 to the Registration Statement on Form 8-A12G filed June 16, 2000)

4.6	Amendment dated July 26, 2006 to Shareholder Rights Agreement (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)

4.7	Registration Rights Agreement between Amedisys, Inc. and the person whose name and address appears on the signature page thereto (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-3 filed March 11, 1998)

4.8	Forms of Warrants issued by Amedisys, Inc. to Raymond James & Associates, Inc. and Jefferies & Company, Inc. (incorporated by reference to Exhibits 10.1 and 10.2 to the Current Report on Form 8-K filed December 10, 2003)

4.9	Common Stock Specimen (previously filed as an exhibit to the Annual Report on Form 10-KSB for the year ended December 31, 1994)

5.1	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC as to the legality of the securities being registered (filed herewith)

23.1	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (included in Exhibit 5.1)

23.2	Consent of KPMG LLP (filed herewith)

24.1	Power of Attorney (included as part of the signature page to this Registration Statement and incorporated herein by reference)